UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

AMENDMENT #1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WEST COAST VENTURES GROUP CORP.

(Exact name of registrant as specified in its charter)

Nevada	7990	99-0377575
(State of Incorporation)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

6610 Holman Street

Suite 301

Arvada, Colorado 80004

303-423-1300

 (Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Please send copies of all communications to:

BRUNSON CHANDLER & JONES, PLLC

175 South Main Street, Suite 1410

Salt Lake City, Utah 84111

801-303-5730

chase@bcjlaw.com

(Address, including zip code, and telephone, including area code)

Approximate date of proposed sale to the public:  From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ¨

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ¨

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[X]
		Emerging growth company	[X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.[  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of securities to be registered	Amount of shares of common stock to be registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)

Common Stock	10,000,000	$0.07 29	$ 729,000	$ 88.35

(1)

In accordance with Rule 416(a), this registration statement shall also cover an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)

Based on the closing price of the Company’s common stock on May 29, 2019 of $0.0729 . The shares offered hereunder may be sold by the selling stockholder from time to time in the open market, through privately negotiated transactions, via a combination of these methods at market prices prevailing at the time of sale, or at negotiated prices.

(3)	The fee is calculated by multiplying the aggregate offering amount by .0001212, pursuant to Section 6(b) of the Securities Act of 1933.

We hereby amend this registration statement on such date or dates as may be necessary to delay our effective date until the registrant shall file a further amendment which specifically states that this registration statement shall, thereafter, become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED MAY ____, 2019

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

West Coast Ventures Group Corp.

10,000,000 Common Shares

The selling stockholder identified in this prospectus may offer an indeterminate number of shares of the Company’s common stock, which will consist of up to $3,000,000 worth of shares of common stock to be sold by the selling stockholder, GC Investments I, LLC (“GCI”), pursuant to an Standby Equity Commitment Agreement (the “SECA”) dated April 25, 2019. If issued presently, the 10,000,000 shares of common stock registered for resale by GCI would represent 18.29% of the Company’s issued and outstanding shares of common stock as of May 29, 2019. Upon execution of the SECA we paid GCI $150,000 worth of common shares in the Company as a commitment fee.

The selling stockholder may sell all or a portion of the shares being offered pursuant to this prospectus at fixed prices and prevailing market prices at the time of sale, at varying prices, or at negotiated prices.

We will not receive any proceeds from the sale of the shares of our common stock by GCI, however, we will receive proceeds from our initial sale of shares to GCI pursuant to the SECA. We will sell shares of our common stock to GCI at a price equal to 100% of the closing price of the Company’s common stock on the day prior to the remittance of the put notice by the company to GCI (the “Market Price”), less a 5% allocation for brokerage commissions, plus any clearing fees, transfer agent fees, or administrative fees associated with the deposit and sale of the shares in the put.

GCI is an underwriter within the meaning of the Securities Act of 1933, and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

Our common stock is quoted on the OTC Link LLC (“OTC Link”) quotation system, operated by OTC Markets Group Inc., and trades on the OTCQB market under the symbol “WCVC”. On May 1, 2019, the last reported sale price for our common stock was $0.075 per share.

Prior to this offering, there has been a very limited market for our securities. While our common stock is quoted on the OTC Markets, there has been negligible trading volume. There is no guarantee that an active trading market for our common stock will develop.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 5. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2019.

Table of Contents

The following table of contents has been designed to help you find information contained in this prospectus. We encourage you to read the entire prospectus.

i

We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about our company that is not contained in this prospectus. Information contained in this prospectus may become stale. You should not assume the information contained in this prospectus or any prospectus supplement is accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus, any prospectus supplement or of any sale of the shares. Our business, financial condition, results of operations, and prospects may have changed since those dates. The selling stockholder is offering to sell and is seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted.

In this prospectus, “WCVC” the “Company,” “we,” “us,” and “our” refer to West Coast Ventures Group Corp., a Nevada corporation.

SUMMARY INFORMATION

You should carefully read all information in the prospectus, including the financial statements and their explanatory notes under the Financial Statements section of this prospectus prior to making an investment decision.

Company Organization

West Coast Ventures Group Corp. was incorporated under the laws of the State of Nevada on June 16, 2011. Its principal executive offices are located at 6610 Holman Street, Suite 301, Arvada, Colorado 80004. The Company’s telephone number is 303-423-1300. The Company’s stock symbol is WCVC.

Our Business

West Coast Ventures Group Corp. was originally incorporated as Energizer Tennis, Corp. on June 16, 2011 in the State of Nevada. On October 4, 2017, effective for accounting purposes on January 1, 2017, WCVC entered into an agreement to acquire Nixon Restaurant Group, Inc. (“NRG”) in a transaction accounted for as a reverse acquisition.

NRG was formed on October 12, 2015, under the laws of the State of Florida. On October 19, 2015, we issued 20 million shares of common stock to acquire 100% of the ownership interests in J&F Restaurants, LLC, Illegal Burger, LLC and Illegal Burger Writer Square, LLC, Colorado Limited Liability Companies controlled by our founder, James Nixon.  As a result of the transaction, J&F Restaurants, LLC, Illegal Burger, LLC and Illegal Burger Writer Square, LLC became our wholly-owned subsidiaries.

We own and operate the following seven (7) restaurant locations plus three (3) other entities:

J&F Restaurants, LLC was formed in Colorado on March 12, 2011 and owns and operates El Senor Sol, a casual Mexican restaurant located at 29017 Hotel Way, Unit 103B Evergreen, Colorado 80439-8235, which opened in June 2011.

J&F Restaurants, LLC also owns and operates Illegal Burger, an upscale quick casual restaurant located at 29017 Hotel Way, Unit 102B, Evergreen, Colorado 80439-8235, which opened in August 2013.

Illegal Burger, LLC was formed in Colorado on May 31, 2013 and owns and operates Illegal Burger, an upscale quick casual restaurant located at 15400 W 64th Avenue, Unit E1A, Arvada, Colorado 80007-6876, which opened in January 2013.

Illegal Burger Writer Square LLC was formed in Colorado on April 19, 2015, and owns and operates an Illegal Burger quick casual location at 1512 Larimer Street, Suite R, Denver, Colorado 80202-1690, which opened in January 2016.

Illegal Burger Capital Hill, LLC was formed in Colorado on March 4, 2016 and owns and operates an Illegal Burger quick casual  location at 609 North Grant Street, Denver, Colorado 80202-3506, which opened in June 2016.

Illegal Burger CitiSet, LLC was formed in Colorado on June 21, 2018 and owns and operates an Illegal Burger quick casual  location at 652 South Colorado Boulevard, Unit A, Denver, Colorado 80246, which opened in October 2018.

Illegal Burger Franchising, LLC was formed in Colorado on January 17, 2019 to be the entity to provide franchise opportunities. Filing and offering documents for such are being prepared.

Illegal Brands, LLC was formed in Colorado on April 1, 2019 to sell Illegal Brand products which are currently under development.

Illegal Pizza Lauderhill, LLC was formed in Florida on February 5, 2019 to acquire an existing pizza restaurant location at 5401 N. University Dr Lauderhill, Florida33351, which is being re-branded to the Company’s new quick casual concept - Illegal Pizza. The acquisition was consummated on April 9, 2019.

Illegal Brands IP, LLC was formed in Colorado on April 10, 2019 to own the trademarked names and logos for Illegal Burger, Illegal Pizza and Illegal Brands.

Each of our restaurants offers a full menu including alcoholic beverages and liquor. Our Illegal Burger restaurants offer consumers a practical alternative to the over-commercialized healthy dining craze by offering a variety of burgers all made with  never frozen, hormone-free beef, french fries, cheesy taters and adult and virgin milk shakes including Nutella, peanut butter, caramel, Oreo, vanilla, chocolate and strawberry as well as a full bar. Our El Senor Sol restaurant offers Mexican food and a full bar including tequila menu. Our Illegal Pizza restaurant offers consumers a practical alternative to the over-commercialized healthy dining craze by offering a variety of pizzas all made with never frozen, hormone-free toppings , and adult and virgin milk shakes including Nutella, peanut butter, caramel, Oreo, vanilla, chocolate and strawberry as well as a full bar.

Our principal executive office is located at 6610 Holman Street, Suite 301, Arvada, Colorado 80004.  Our telephone number is 303-423-1300.  Our websites are: www.illegalburger.com and www.westcoastventuresgroupcorp.com and www.illegalbrands.com.

GCI Standby Equity Commitment Agreement and Registration Rights Agreement

Summary of the Offering

Shares currently outstanding:	44,680,505

Shares being offered:	10,000,000

Offering Price per share:

The selling stockholder may sell all or a portion of the shares being offered pursuant to this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices.

Use of Proceeds:

The Company will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder , however, we will receive proceeds from our initial sale of shares to GCI, pursuant to the SECA. The proceeds from the initial sale of shares will be used for the purpose of working capital and for potential acquisitions.

OTC Markets Symbol:	WCVC

Risk Factors:	See “Risk Factors” beginning on page 3 and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

Financial Summary

The tables and information below are derived from our audited consolidated financial statements for the 12 months ended December 31, 2018 and 2017. Our total stockholders’ deficit at December 31, 2018 was $(2,370,640). Our total stockholder’s deficit at December 31, 2017 was $(1,685,240).  At December 31, 2018, we had cash on hand of $9,635.

	December 31, 2018	December 31, 2017

Cash	$9,635	$-
Total Assets	$460,306	$458,054
Total Liabilities	$2,830,946	$2,143,294
Total Stockholder’s Deficit	$(2,370,640)	$(1,685,240)

Statement of Operations	December 31, 2018	December 31, 2017

Revenue	$3,054,623	$2,724,713
Total Expenses	$4,811,171	$3,362,107
Net Loss	$(1,756,548)	$(637,394)
Net Loss per Share	$(0.07)	$(0.03)

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Special Information Regarding Forward-Looking Statements

Some of the statements in this prospectus are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth herein under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments.

The Company’s future growth depends primarily on our ability to open new restaurants and is subject to many unpredictable factors.

We expect that one of the key means of achieving our growth strategy for the foreseeable future will be through the operation of our seven existing restaurants, opening new restaurants and operating those restaurants on a profitable basis. Delays or failures in opening new restaurants could have a material adverse effect on our growth strategy and our business, financial condition and results of operations. As we operate more restaurants, our rate of expansion relative to the size of our restaurant base will decline.

In addition, one of our biggest challenges in implementing our growth strategy is locating and securing an adequate supply of suitable sites for new restaurants. Competition for those sites is intense, and other restaurant and retail concepts that compete for those sites may have economic models that permit them to bid more aggressively than we can. There is no guarantee that a sufficient number of suitable sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. Our ability to open new restaurants also depends on securing desirable sites and other factors, including:

-negotiating leases with acceptable terms;

-identifying, hiring and training qualified employees in each local market;

-timely delivery of leased premises to us from our landlords and punctual commencement of our build-out construction activities;

-managing construction and development costs of new restaurants, particularly in competitive markets;

-obtaining construction materials and labor at acceptable costs;

-securing required governmental approvals, permits and licenses (including construction and other permits) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations, and

-avoiding the impact of inclement weather, natural disasters and other calamities.

Our progress in opening restaurants may occur at an uneven rate. If we do not open new restaurants in the future according to our current plans, the delay could have a material adverse effect on our business, financial condition and results of operations.

The Company operates in the highly competitive restaurant industry.

We face significant competition from restaurants in the quick-casual dining and traditional fast food segments of the restaurant industry. These segments are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. Our competition includes a variety of locally-owned restaurants offering dine-in, carry-out, delivery and catering services and a number of multi-unit, multi-market, fast casual restaurant concepts, some of which are expanding nationally. Many of our competitors have existed longer and have a more established market presence with substantially greater financial, marketing, personnel and other resources than we do. As we expand, we will face competition from these restaurant concepts as well as new competitors that strive to compete with our market segments. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations. Additionally, we face the risk that new or existing competitors will copy our business model, menu options, presentation or ambience, among other things.

Any inability to successfully compete with restaurants in our markets will place downward pressure on our customer traffic and may prevent us from increasing or sustaining our revenue and profitability. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number and location of competing restaurants often affect the restaurant business and our competitors may react more efficiently and effectively to those conditions. Several of our competitors compete by offering menu items that are specifically identified as low in carbohydrates, gluten-free or healthier for consumers. In addition, many of our traditional fast food restaurant competitors offer lower-priced menu options, meal packages or loyalty programs. Our sales could decline due to changes in popular eating trends and media attention on new restaurants. If we are unable to continue to compete effectively, our traffic, sales and restaurant contribution could decline which would have a material adverse effect on our business, financial condition and results of operations.

Changes in food and supply costs, delivery, and availability could have a material adverse effect on our business, financial condition and results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs, and our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Shortages or interruptions in the availability of certain supplies caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. Any increase in the prices of the food products most critical to our menu, such as beef, chicken, fresh produce, soybean oil and other proteins, could have a material adverse effect on our results of operations. We currently do not purchase beef with fixed pricing or use futures contracts or other financial risk management strategies to reduce our exposure to potential price fluctuations. The market for ground beef is particularly volatile and is subject to extreme price fluctuations due to seasonal shifts, climate conditions, the price of feed, industry demand, energy demand and other factors. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations. Therefore, material increases in the prices or decreases in the supply of the ingredients most critical to our menu, particularly ground beef, could adversely affect our operating results or cause us to consider changes to our product delivery strategy and adjustments to our menu pricing.

If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, there could be a material adverse effect on our business, financial condition, results of operations or cash flows. Although we often enter into contracts for the purchase of food products and supplies, we do not have long-term contracts for the purchase of all of such food products and supplies. As a result, we may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or menu prices, which could cause our operating results to deteriorate. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if customers change their dining habits as a result. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers, including price increases with respect to ground beef. These potential changes in food and supply costs could have a material adverse effect on our business, financial condition and results of operations.

Our expansion into new markets and restaurant concepts may present increased risks.

We plan to open new restaurant concepts and restaurants in markets where we may have little or no operating experience. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than restaurants we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and culture. As a result, these new restaurants may be less successful. We may not be able to successfully develop critical market presence for our brand in new geographical markets, as we may be unable to find and secure attractive locations, build name recognition or attract new customers. Inability to fully implement or failure to successfully execute our plans to enter new markets could have a material adverse effect on our business, financial condition and results of operations.

Our existing restaurants and new restaurants may not be profitable.

Our restaurants may not be profitable. In new markets, the length of time before average sales for new restaurants stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. Our ability to operate new restaurants profitably and increase average restaurant revenue and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

-consumer awareness and understanding of our brand;

-general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

-changes in consumer preferences and discretionary spending;

-difficulties obtaining or maintaining adequate relationships with distributors or suppliers in new markets;

-increases in prices for commodities, including beef and other proteins;

-inefficiency in our labor costs as the staff gains experience;

-competition, either from our competitors in the restaurant industry or our own restaurants;

-temporary and permanent site characteristics of new restaurants;

-changes in government regulation, and

-other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

If our new restaurants do not perform as planned, our business and future prospects could be harmed. In addition, an inability to achieve our expected average restaurant revenue would have a material adverse effect on our business, financial condition and results of operations.

Our long-term success is highly dependent on our ability to effectively identify and secure appropriate sites for new restaurants.

We intend to develop new restaurants in our existing markets, expand into adjacent markets and selectively enter into new markets. In order to build new restaurants, we must first identify markets where we can enter or expand, taking into account numerous factors, including the location of our current restaurants, local economic trends, population density, area demographics and geography. Then we must secure appropriate restaurant sites, one of our biggest challenges. There are numerous factors involved in identifying and securing an appropriate restaurant site, including:

-evaluating size of the site, traffic patterns, local retail and business attractions and infrastructure that will drive high levels of customer traffic and sales;

-competition in new markets, including competition for restaurant sites;

-financial conditions affecting developers and potential landlords, such as the effects of macro-economic conditions and the credit market, which could lead to these parties delaying or canceling development projects (or renovations of existing projects), in turn reducing the number of appropriate restaurant sites available;

-developers and potential landlords obtaining licenses or permits for development projects on a timely basis;

-proximity of potential restaurant sites to existing restaurants;

-anticipated commercial, residential and infrastructure development near the potential restaurant site, and

-availability of acceptable lease terms and arrangements.

Given the numerous factors involved, we may not be able to successfully identify and secure attractive restaurant sites in existing, adjacent or new markets, which could have a material adverse effect on our business, financial condition and results of operations.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and might require additional funds to respond to business challenges or opportunities, including the need to open additional restaurants, develop new products and menu items or enhance our products and menu items, and enhance our operating infrastructure. Accordingly, we might need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Moreover, if we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets. In addition, we might not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes opening a number of new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our planned expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure, which could harm our business, financial condition and results of operations.

Opening and operating new restaurants in existing markets may negatively impact sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have restaurants could adversely impact sales at these existing restaurants. Existing restaurants could also make it more difficult to build our consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our existing restaurants, but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our customers.

The planned increase in the number of our restaurants may make our future results unpredictable.

We intend to continue to increase the number of our restaurants in the next several years. This growth strategy and the substantial investment associated with the development of each new restaurant may cause our operating results to fluctuate unpredictably or have an adverse effect on our profits. In addition, we may find that our restaurant concept has limited appeal in new markets or we may experience a decline in the popularity of our restaurant concept in the markets in which we operate. Newly opened restaurants or our future markets and restaurants may not be successful or our system-wide average restaurant revenue may not increase at historical rates, which could have a material adverse effect on our business, financial condition and results of operations.

Negative publicity relating to one of our restaurants could reduce sales at some or all of our other restaurants.

Our success is dependent in part upon our ability to maintain and enhance the value of our brand and consumers’ connection and loyalty to it. We may, from time to time, be faced with negative publicity relating to food quality, public health concerns, restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing, employee relationships or other matters, regardless of whether the allegations are valid or whether we are ultimately held to be responsible. The negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants. The considerable expansion in the use of social media over recent years can further amplify any negative publicity that could be generated by such incidents. A similar risk exists with respect to unrelated food service businesses if consumers associate those businesses with our own operations.

Additionally, employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. Successful claims would have a material adverse effect on our business, financial condition and results of operations. Consumer demand for our products and our brand’s value could diminish significantly if any such incidents or other matters create negative publicity or otherwise erode consumer confidence in us or our products, which would likely result in lower sales and could have a material adverse effect on our business, financial condition and results of operations.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition and results of operations.

We are subject to various federal, state and local regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Our restaurants are also subject to state and local licensing and regulation by health, sanitation, food and occupational safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the United States Americans with Disabilities Act (the “ADA”) and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants. We may in the future have to modify restaurants by adding access ramps or redesigning certain architectural fixtures, for example, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

Our operations are also subject to the U.S. Occupational Safety and Health Act (commonly called “OSHA”) which governs worker health and safety, the U.S. Fair Labor Standards Act which governs such matters as minimum wages and overtime and a variety of similar federal, state and local laws that govern these and other employment law matters. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters, and we have been a party to such matters in the past. In addition, federal, state and local proposals related to paid sick leave or similar matters could, if implemented, have a material adverse effect on our business, financial condition and results of operations.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points (“HACCP”) approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act, signed into law in January 2011, granted the U.S. Food and Drug Administration new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with the aforementioned laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings, which could have a material adverse effect on our business, financial condition and results of operation.

Food safety and food-borne illness concerns could have an adverse effect on our business.

We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our restaurants, including any occurrences of food-borne illnesses such as salmonella, E. coli and hepatitis A. Our quality assurance, health and sanitation internal controls and conditions are inspected by a third-party on a quarterly basis. If the third-party inspector fails to report unsafe or unsanitary conditions or insufficient internal controls, we cannot guarantee that our internal controls will be fully effective in preventing all food safety issues. We rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that food-borne illness would affect multiple locations rather than a single restaurant. Some food-borne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in any of our restaurants or markets or related to food products we sell could negatively affect our restaurant revenue companywide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our restaurants. A number of other restaurant chains have experienced incidents related to food-borne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our restaurants, or negative publicity or public speculation about an incident, could have a material adverse effect on our business, financial condition and results of operations.

We could be party to litigation that could distract management, increase our expenses or subject us to material monetary damages or other remedies.

We may also be subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, harassment, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. In recent years, a number of restaurant companies have been subject to such claims, and some of these lawsuits have resulted in the payment of substantial damages by the defendants. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could materially and adversely affect our financial condition and results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products sold and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if we are not, publicity about these matters (particularly directed at the fast casual or traditional fast food segments of the industry) may harm our reputation and could have a material adverse effect on our business, financial condition and results of operations.

Compliance with environmental laws may negatively affect our business.

We are subject to federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Environmental conditions relating to releases of hazardous substances at a prior, existing or future restaurant could have a material adverse effect on our business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could have a material adverse effect on our business, financial condition and results of operations.

New information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits.

Regulations and consumer eating habits may change as a result of new information or attitudes regarding diet and health. Such changes may include responses to scientific studies on the health effects of particular food items or federal, state and local regulations that impact the ingredients and nutritional content of the food and beverages we offer. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer attitudes or health regulations and our ability to adapt our menu offerings to trends in food consumption, especially fast-moving trends. If consumer health regulations or consumer eating habits change significantly, we may choose or be required to modify or delete certain menu items, which may adversely affect the attractiveness of our restaurants to new or returning customers. While we generally find that changes in consumer eating habits occur slowly, providing us with sufficient time to adapt our restaurant concept accordingly, changes in consumer eating habits can occur rapidly, often in response to published research or study information, which puts additional pressure on us to adapt quickly. To the extent we are unwilling or unable to respond with appropriate changes to our menu offerings in an efficient manner, it could materially affect consumer demand and have an adverse impact on our business, financial condition and results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings, and they have resulted, and may continue to result in, laws and regulations affecting permissible ingredients and menu offerings. A number of counties, cities and states, including Colorado have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants, which laws may be different or inconsistent with requirements under the Patient Protection and Affordable Care Act of 2010 (the “PPACA”) which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake.

We may not be able to effectively respond to changes in consumer health perceptions, comply with further nutrient content disclosure requirements or adapt our menu offerings to trends in eating habits, which could have a material adverse effect on our business, financial condition and results of operations.

The minimum wage continues to increase and is subject to factors outside of our control.

We have a substantial number of hourly employees who are paid wage rates based on the applicable federal or state minimum wage, although our pay scale starts in excess of the minimum wage, and increases in the minimum wage may increase our labor costs. In 2017, minimum wage for non-tipped employees in the State of Colorado (where all of our restaurants are currently located) was $9.30 per hour but increased to $10.20 per hour on January 1, 2018 and to $11.10 on January 1, 2019. The minimum wage for tipped employees in the State of Colorado was $7.18 per hour in 2018, which rose to $8.08 on January 1, 2019. Moreover, municipalities may set minimum wages above the applicable state standards. Either federally-mandated or state-mandated minimum wages may be raised in the future. We may be unable to increase our menu prices in order to pass future increased labor costs on to our customers, in which case our margins would be negatively affected, which could have a material adverse effect on our business, financial condition and results of operations. Alternatively, if management determines the Company should increase menu prices to cover increased labor costs, the higher prices could adversely affect sales and thereby reduce our margins.

Changes in employment laws may adversely affect our business.

Various federal and state labor laws govern the relationship with our employees and impact operating costs. These laws include employee classification as exempt or non-exempt for overtime and other purposes, minimum wage requirements, unemployment tax rates, workers’ compensation rates, immigration status and other wage and benefit requirements. Significant additional government-imposed increases in the following areas could have a material adverse effect on our business, financial condition and results of operations:

-minimum wages;

-mandatory health benefits;

-vacation accruals;

-paid leaves of absence, including paid sick leave, and tax reporting.

The U.S. Congress and Department of Homeland Security from time to time consider, and may implement, changes to federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an Internet-based, free program run by the United States government to verify employment eligibility in states in which participation is required. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas, particularly with respect to our fresh food products. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, we use various third-party vendors to provide, support and maintain most of our management information systems. We also outsource certain accounting, payroll and human resource functions to business process service providers. The failure of such vendors to fulfill their obligations could disrupt our operations. Additionally, any changes we may make to the services we obtain from our vendors, or new vendors we employ, may disrupt our operations. These disruptions could have a material adverse effect on our business, financial condition and results of operations.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans which may significantly increase our healthcare costs and negatively impact our financial results.

In 2010, the PPACA was signed into law in the United States to require health care coverage for many uninsured individuals and expand coverage to those already insured. We currently offer and subsidize a portion of comprehensive healthcare coverage, primarily for our salaried employees. The PPACA will require us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. We intend to offer such benefits in mid- to late-2019 and may incur substantial additional expense due to organizing and maintaining the plan which we anticipate will be more expensive on a per person basis and for an increased number of employees who we anticipate will elect to obtain coverage through a healthcare plan we subsidize in part. If we fail to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. Since the PPACA also requires individuals to obtain coverage or face individual penalties, employees who are currently eligible but elect not to participate in our healthcare plans may find it more advantageous to do so when such individual mandates take effect. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us we will become less competitive in the market for our labor. Finally, implementing the requirements of the PPACA is likely to impose additional administrative costs. The costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may significantly increase our healthcare coverage costs and could have a material adverse effect on our business, financial condition and results of operations.

We depend on our senior management and other key employees, and the loss of one or more key personnel or inability to attract, hire, integrate and retain highly skilled personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success depends largely upon the continued service of our key management. We rely on such persons to set the strategic direction and operations of our business, identifying, recruiting and training key personnel, identifying expansion opportunities arranging financing and general administrative functions. At the current business stage, the Company relies on one key person for all of these roles. If Mr. Nixon were to depart from his roles it could have a serious adverse effect on our business. Replacing Mr. Nixon’s role would involve significant time and expense and ultimately fail to happen.

Labor shortages, unionization activities, labor disputes or increased labor costs could negatively impact our growth and could have a material adverse effect on our business, financial condition and results of operations.

Labor is a primary component in the cost of operating our restaurants. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in the federal, state or local minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our restaurant service quality could suffer and our operating expenses could increase and our growth could be negatively impacted. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including customer service and kitchen staff, to keep pace with our expansion schedule. In addition, restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced significant problems in recruiting or retaining employees, our ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business, financial condition and results of operations.

Although none of our employees are currently covered under collective bargaining agreements, if a significant number of our employees were to become unionized and their collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition and results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs.

If we are unable to continue to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Increases in minimum wage and competition for these employees could require us to pay higher wages, which could result in higher labor costs. Additionally, costs associated with workers’ compensation are rising, and these costs may continue to rise in the future. We may be unable to increase our menu prices in order to pass these increased labor costs on to consumers, in which case our margins would be negatively affected, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and have a material adverse effect on our business, financial condition and results of operations.

Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our proprietary intellectual property, including our name and logos and the unique ambience of our restaurants. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our restaurant concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly and may not be successful. Although we believe that we have sufficient rights to all of our intellectual property, we may face claims of infringement that could interfere with our ability to market our restaurants and promote our brand. Any such litigation may be costly and could divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our intellectual property in the future and may be liable for damages, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may incur costs resulting from breaches of security of confidential consumer information related to our electronic processing of credit and debit card transactions.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information as the result of a security breach, and we may be subject to lawsuits or other proceedings relating to these types of incidents. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have a material adverse effect on our business, financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on our business and results of operations.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

We rely heavily on information systems, including point-of-sale processing in our restaurants, for management of our supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms or a breach in security of these systems could result in delays in customer service, a reduction of efficiency in our operations and significant consumer complaints. Remediation of such problems could result in substantial, unplanned capital investments and expenses.

Failure to obtain and maintain required licenses and permits or to comply with food control regulations could lead to the loss of our food service licenses and, thereby, harm our business.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could have a material adverse effect on our results of operations. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would have a material adverse effect on our business and growth strategy.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

We do not own any real property. Payments under our operating leases account for a significant portion of our operating expenses and we expect the new restaurants we open in the future will also be leased. We operate under non-cancelable leases for our restaurants. Our restaurant leases generally have a term of five, seven or ten years. Our restaurant leases generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close restaurants in desirable locations. These potential increased occupancy costs and closed restaurants could have a material adverse effect on our business, financial condition and results of operations.

Our liability insurance coverage may not be adequate.

Our current insurance policies may not be adequate to protect us from liabilities that we incur in our business. Additionally, in the future, our insurance premiums may increase, and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

There are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition and results of operations. As a public company, we intend to seek directors’ and officers’ insurance. While we expect to obtain such coverage, we may not be able to obtain such coverage at all or at a reasonable cost now or in the future. Failure to obtain and maintain adequate directors’ and officers’ insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

Changes in economic conditions, adverse weather and unforeseen conditions, particularly in Colorado where we operate principally, may have a material adverse effect on our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumer discretionary spending. Traffic in our restaurants could decline if consumers choose to dine out less frequently or reduce the amount they spend on meals while dining out. Negative economic conditions might cause consumers to make long-term changes to their discretionary spending behavior, including dining out less frequently on a permanent basis, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, changes in economic conditions, adverse weather conditions or other unforeseen conditions in Colorado (or any states we may operate in the future) or states in which our suppliers operate could have a disproportionate impact on our overall results of operations.

Furthermore, regional occurrences in the markets in which we operate, such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, tornadoes, earthquakes, hurricanes, floods, droughts, fires or other natural or man-made disasters, could have a material adverse effect on our business, financial condition and results of operations. Adverse weather conditions does also impact customer traffic at our restaurants and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods. All of our restaurants have outdoor seating, and the effects of adverse weather does impact the use of these areas and may negatively impact our revenue. If restaurant revenue decreases, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant revenue, which would have a material adverse effect on our business, financial condition and results of operations.

Changes to accounting rules or regulations may adversely affect the reporting of our results of operations.

Changes to existing accounting rules or regulations may impact the reporting of our future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such change would require us to record significant lease obligations on our balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could have a material adverse effect on the reporting of our business, financial condition and results of operations.

Changes to estimates related to our property, fixtures and equipment or operating results that are lower than our current estimates at certain restaurant locations may cause us to incur impairment charges on certain long-lived assets.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual restaurant operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, this could have a material adverse effect on our results of operations.

There are risks related to our capital stock.

The public market for our common stock may be volatile and you could lose all or part of your investment. In the recent past, stocks, specifically those traded on the over-the counter (“OTC”) markets, generally have experienced high levels of volatility.  Our common stock is traded on the OTC market under the symbol “WCVC” and is not eligible for trading on any national or regional securities exchange or the NASDAQ National Market.  While that status is one of the Company’s long-term objectives, a more active trading market for our common stock may never develop, or if such a market develops, it may not be sustained.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation.  We may be the target of this type of litigation in the future.  Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

The Securities and Exchange Commission (“SEC”) has adopted regulations which generally define a “penny stock” to be an equity security that has a market price of less than $5.00 per share plus brokerage commissions, subject to specific exemptions. The market price of our common stock is less than $5.00 per share and therefore is a “penny stock” subject to the “penny stock” rules of the SEC.  The trading market in our securities is currently limited and relatively illiquid which status makes transactions in our stock cumbersome and may reduce the value of an investment in our common stock.  Brokers and dealers effecting transactions in “penny stock” must disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect your ability to sell shares.

The Company does not expect to pay dividends in the foreseeable future and therefore you may not receive any return on your investment unless you sell your stock for a price greater than you paid for it.

The Company has never paid cash dividends on its common stock and has no plans to do so in the foreseeable future. The Company instead intends to retain earnings, if any, to develop and expand its business.

Provisions of our Articles of Incorporation and Bylaws may delay or prevent a take-over which may not be in the best interests of our shareholders.

Provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Nevada Revised Statutes (since the Company is organized in Nevada) also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested stockholders.

Any investment in our securities involves a high degree of risk.

Investors should consider carefully the risks and uncertainties described above, and all other information in this annual report and in any reports hereafter filed with the SEC before deciding whether to purchase or hold our securities. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also become important factors that may harm our business. The occurrence of any of the risks described in this annual report could harm our business. The trading price of our securities could decline due to any of these risks and uncertainties, and investors may lose part or all of their investment.

We may, in the future, issue additional securities, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize us to issue 650,000,000 shares of common stock and 10,000,000 shares of blank check preferred stock.  As of the date of this filing, we had 44,680,505  shares of common stock and 500,000 shares of preferred stock outstanding.  Accordingly, we may issue up to an additional 605,319,495 shares of common stock and 9,500,000 shares of blank check preferred stock. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders.  We may value any common stock issued in the future on an arbitrary basis including for services or acquisitions or other corporate actions that may have the effect of diluting the value of the shares held by our stockholders, and might have an adverse effect on any trading market for our common stock.  Our Board of Directors may designate the rights, terms and preferences of our authorized but unissued preferred shares at its discretion including conversion and voting preferences without notice to our shareholders.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act.  For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments, not previously approved.  We could be an emerging growth company for up to five (5) years, although we could lose that status sooner if our revenues exceed $1,000,000,000, if we issue more than $1,000,000,000 in non-convertible debt in a three (3) year period or if the market value of our common stock held by non-affiliates exceeds $700,000,000 as of any June 30th date before that time, in which case we would no longer be an emerging growth company as of the following June 30th. We cannot predict whether investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

USE OF PROCEEDS

The Company will use the proceeds from the sale of the shares of common stock sold to GCI, for general corporate and working capital purposes, acquisitions of assets, businesses or operations, or for other purposes that the Board of Directors, in good faith, deems to be in the best interest of the Company.

DETERMINATION OF OFFERING PRICE

We have not set an offering price for the shares registered hereunder, as the only shares being registered are those sold pursuant to the GCI SECA. GCI may sell all or a portion of the shares being offered pursuant to this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices.

DILUTION

Not applicable. The shares registered under this registration statement are not being offered for purchase. The shares are being registered on behalf of the selling shareholder pursuant to the GCI SECA.

SELLING SECURITY HOLDER

The selling stockholder identified in this prospectus may offer and sell up to $3,000,000 worth of shares of our common stock, which consists of shares of common stock to be initially purchased by GCI pursuant to the SECA. If issued presently, the shares of common stock registered for resale by GCI would represent 18.29% of our issued and outstanding shares of common stock as of May 29, 2019.

We may require the selling stockholder to suspend the sales of the shares of our common stock being offered pursuant to this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in those documents in order to make statements in those documents not misleading.

The selling stockholder identified in the table below may from time to time offer and sell under this prospectus any or all of the shares of common stock described under the column “Shares of Common Stock Being Offered” in the table below.

GCI will be deemed to be an underwriter within the meaning of the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.

We cannot give an estimate as to the number of shares of common stock that will actually be held by the selling stockholder upon termination of this offering, because the selling stockholder may offer some or all of the common stock under the offering contemplated by this prospectus or acquire additional shares of common stock. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in this prospectus.

The manner in which the selling stockholder acquired or will acquire shares of our common stock is discussed below under “The Offering.”

The following table sets forth the name of the selling stockholder, the number of shares of our common stock beneficially owned by such stockholder before this offering, the number of shares to be offered for such stockholder’s account and the number and (if one percent or more) the percentage of the class to be beneficially owned by such stockholder after completion of the offering. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of our common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days of  May 2 9 , 2019, through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement, and such shares are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership percentages are calculated based on   44,680,505 shares of our common stock outstanding as of May 29, 2019.

Unless otherwise set forth below, (a) the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the selling stockholder’s name, subject to community property laws, where applicable, and (b) no selling stockholder had any position, office or other material relationship within the past three years, with us or with any of our predecessors or affiliates. The number of shares of common stock shown as beneficially owned before the offering is based on information furnished to us or otherwise based on information available to us at the timing of the filing of the registration statement of which this prospectus forms a part.

	Shares Owned by the Selling Stockholder before the	Shares of Common Stock Being	Number of Shares to be Owned by Selling Stockholder After the Offering and Percent of Total Issued and Outstanding Shares
Name of Selling Stockholder (3)	Offering (1)	Offered (4)	# of Shares(2)	% of Class (2)
GC Investments I, LLC	1,713,307	10,000,000	1,713,307	3.133%
Notes:
(1)

Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to shares of common stock. Shares of common stock subject to options, warrants and convertible debentures currently exercisable or convertible, or exercisable or convertible within 60 days, are counted as outstanding. The actual number of shares of common stock issuable upon the conversion of the convertible debentures is subject to adjustment depending on, among other factors, the future market price of our common stock, and could be materially less or more than the number estimated in the table.

(2)

Because the selling stockholder may offer and sell all or only some portion of the 10,000,000 shares of our common stock being offered pursuant to this prospectus and may acquire additional shares of our common stock in the future, we can only estimate the number and percentage of shares of our common stock that the selling stockholder will hold upon termination of the offering.

(3)	Steve Gribben exercises voting and dispositive power with respect to the shares of our common stock that are beneficially owned by GC Investments I, LLC.

(4)	Consists of up to 10,000,000 shares of common stock to be sold by GCI pursuant to the SECA.

THE OFFERING

On April 25, 2019, we entered into a Standby Equity Commitment Agreement (the “SECA”) with GC Investments I LLC (“GCI”). Although we are not required to sell shares under the SECA, the SECA gives us the option to sell to GCI, up to $3,000,000 worth of our common stock, in increments, over the period ending thirty-six (36) months after the date this Registration Statement is deemed effective (the “Open Period”).. There is no assurance the market price of our common stock will increase in the future. The number of common shares that remain issuable may not be sufficient, dependent upon the share price, to allow us to access the full amount contemplated under the SECA. If the bid/ask spread remains the same we will not be able to place puts for the full commitment under the SECA. Based on the closing trading price of our common stock on May 29, 2019 of $0.729, the registration statement covers the offer and possible sale of $729,000 worth of our shares. Upon execution of the SECA we paid GCI $150,000 worth of common stock as a commitment fee.

During the Open Period, the Company may, in its sole discretion, deliver a Put Notice to GCI , which shall state the dollar amount the Company intends to sell to GCI on a designated closing date. The purchase price of the common stock will be set at one hundred percent (100%) of the Market Price less a 5% allocation for brokerage commissions, plus any clearing fees, legal fees, transfer agent fees or administrative fees associated with the deposit and sale of the shares in the Put Notice. In addition, there is an ownership limit for GCI of 9.99% and a minimum of ten (10) trading days between put notices.

In order for the Company to be eligible to deliver put notices to GCI, the following conditions must be met: (i) a registration statement shall be declared effective and remain effective; (ii) at all times during the period beginning on the related put notice date and ending on and including the related closing date of the put, the Company’s common stock shall have been listed or quoted for trading on OTC Markets or its equivalent and shall not have been suspended from trading thereon for a period of two (2) consecutive trading days during the open period; (iii) the Company has not defaulted or be in breach of the SECA; (iv) no injunction shall be issued or remain in force in connection with the purchase of the Company’s shares; (v) officers shall not participate in any trading of the common stock during the ten (10) trading days following each closing date; (vi) the issuance of the shares will not violate any shareholder approval requirements of OTC Markets; and (vii) the Company’s stock shall not have closed below $0.001 on the day prior to the Put Notice Date. If any of the events described above occurs during a pricing period, then GCI shall have not obligation to purchase the shares delivered in the Put Notice. Further the terms of the SECA requires that a registration statement be effective no more than 180 days following the date the initial registration statement was filed.

GCI is not permitted to engage in short sales involving our common stock, or to engage in other activities that could manipulate the market for our common stock, during the period commencing April 25, 2019 and continuing through the termination of the SECA. In accordance with Regulation SHO , sales of our common stock by GCI after delivery of a put notice of such number of shares reasonably expected to be purchased by GCI under a put notice will not be deemed short sales.

In order for the Company’s exercise of a put to be effective, we must deliver the documents, instruments and writings required under the SECA. GCI is not required to purchase shares under a put notice unless:

-	Our registration statement with respect to the resale of the shares of common stock delivered in connection with the applicable put shall have been declared effective;

-	we shall have obtained all material permits and qualifications required by any applicable state for the offer and sale of the registrable securities; and

-	we shall have filed all requisite reports, notices, and other documents with the SEC in a timely manner.

As we draw on the equity line of credit reflected in the SECA, shares of our common stock will be sold into the market by GCI. The sale of these shares could cause our stock price to decline. In turn, if our stock price declines and we issue more puts, more shares will come into the market, which could cause a further drop in our stock price. The Company determines when and whether to issue a put to GCI, so the Company will know precisely both the stock price used as the reference point, and the number of shares issuable to GCI upon such exercise. There is an inverse relationship between the market price of our common stock and the number of shares to be issued under the equity line of credit. We have no obligation to utilize the full amount available under the equity line of credit.

The rights of the Company and GCI may not be assigned.

PLAN OF DISTRIBUTION

The selling stockholder may, from time to time, sell any or all of its shares of Company common stock on OTC Markets or any other stock exchange, market or trading facility on which the shares of our common stock are traded, or in private transactions. These sales may be at fixed prices, prevailing market prices at the time of sale, at varying prices, or at negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

-	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

-	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

-	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

-	privately negotiated transactions;

-	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; or

-	a combination of any such methods of sale.

Additionally, broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commissions in compliance with FINRA Rule 2440; and in the case of a principal transaction, a markup or markdown in compliance with FINRA IM-2440.

GCI is an underwriter within the meaning of the Securities Act of 1933, and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. Any commissions received by such broker-dealers or agents, and any profit on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. GCI has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Company’s common stock. Pursuant to a requirement by FINRA, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 promulgated under the Securities Act of 1933.

Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholder may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares covered by this prospectus. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933. We will not receive any proceeds from the resale of any of the shares of our common stock by the selling stockholder. We will receive proceeds from the sale of our common stock to GCI under the SECA. Neither the SECA with GCI nor any rights of the parties under the SECA with GCI may be assigned or delegated to any other person.

We have entered into an agreement with GCI to keep this prospectus effective until GCI (i) has sold all of the common shares purchased by it under the SECA and (ii) has no further right to acquire any additional shares of common stock under the SECA.

The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

We are authorized to issue an aggregate of six hundred fifty million (650,000,000) shares of common stock, $0.001 par value per share. As of May 29, 2019, we had 44,680,505 shares of common stock issued and outstanding.

Each share of common stock shall have one (1) vote per share. Our common stock does not provide for preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our common stock holders are not entitled to cumulative voting for election of the Board of Directors.

Dividends

We have not paid any cash dividends to our shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Preferred Stock

The Company has authorized the issuance of up to 10,000,000 shares of preferred stock, by action of the Board of Directors. As of May 29, 2019, we had 500,000 preferred shares issued and outstanding.

Penny Stock Considerations

Our shares will be “penny stocks” as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00 per share. Thus, our shares will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock. Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt.

In addition, under the penny stock regulations, the broker-dealer is required to:

-

Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

-	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

-

Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value, and information regarding the limited market in penny stocks; and

-

Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market, and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders may find it difficult to sell their securities.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The consolidated financial statements of the Company for the years ended December 31, 2018 and 2017 included in this prospectus have been audited by Daszkal Bolton LLP, an independent registered public accounting firm, to the extent and for the periods set forth in our report and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The legality of the shares offered under this registration statement is being passed upon by Brunson Chandler, & Jones, PLLC.

INFORMATION WITH RESPECT TO THE REGISTRANT

DESCRIPTION OF BUSINESS

West Coast Ventures Group Corp. was originally incorporated as Energizer Tennis, Corp. on June 16, 2011 in the State of Nevada. On October 4, 2017, effective for accounting purposes on January 1, 2017, WCVC entered into an agreement to acquire Nixon Restaurant Group, Inc. (“NRG”) in a transaction accounted for as a reverse acquisition.

NRG was formed on October 12, 2015, under the laws of the State of Florida. On October 19, 2015, we issued 20 million shares of common stock to acquire 100% of the ownership interests in J&F Restaurants, LLC, Illegal Burger, LLC and Illegal Burger Writer Square LLC, Colorado Limited Liability Companies controlled by our founder, James Nixon.  As a result of the transaction, J&F Restaurants, LLC, Illegal Burger, LLC and Illegal Burger Writer Square LLC became our wholly-owned subsidiaries.

We own and operate the following seven (7) restaurant locations and three (3) other entities:

J&F Restaurants, LLC was formed in Colorado on March 12, 2011 and owns and operates El Senor Sol, a casual Mexican restaurant located at 29017 Hotel Way, Unit 103B Evergreen, Colorado 80439-8235, which opened in June 2011.

J&F Restaurants, LLC also owns and operates Illegal Burger, an upscale quick casual restaurant located at 29017 Hotel Way, Unit 102B, Evergreen, Colorado 80439-8235, which opened in August 2013.

Illegal Burger, LLC was formed in Colorado on May 31, 2013 and owns and operates Illegal Burger, an upscale quick casual restaurant located at 15400 W 64th Avenue, Unit E1A, Arvada Colorado 80007-6876, which opened in January 2013,

Illegal Burger Writer Square LLC was formed in Colorado on April 19, 2015, and owns and operates an Illegal Burger quick casual location at 1512 Larimer Street, Suite R, Denver, Colorado 80202-1690, which opened in January 2016.

Illegal Burger Capital Hill, LLC was formed in Colorado on March 4, 2016 and owns and operates an Illegal Burger quick casual location at 609 North Grant Street, Denver, Colorado 80202-3506, which opened in June 2016.

Illegal Burger CitiSet, LLC was formed in Colorado on June 21, 2018 and owns and operates an Illegal Burger quick casual  location at 652 South Colorado Boulevard, Unit A, Denver, Colorado 80246, which opened in October 2018.

Illegal Burger Franchising, LLC was formed in Colorado on January 17, 2019 to be the entity to provide franchise opportunities. Filing and offering documents for such are being prepared.

Illegal Brands, LLC was formed in Colorado on April 1, 2019 to sell Illegal Brands products, which are currently under development.

Illegal Pizza Lauderhill, LLC was formed in Florida on February 5, 2019 to acquire an existing pizza restaurant location at 5401 N. University Dr, Lauderhill, Florida 33351,which is being re-branded to the Company’s new quick casual  concept - Illegal Pizza. The acquisition was consummated on April 9, 2019.

Illegal Brands IP, LLC was formed in Colorado on April 10, 2019 to own the trademarked name and logo for Illegal Burger, Illegal Pizza and Illegal Brands.

Each of our restaurants offers a full menu including alcoholic beverages and liquor. Our Illegal Burger restaurants offer consumers a practical alternative to the over-commercialized healthy dining craze by offering a variety of burgers all made with never frozen, hormone-free beef, french fries, cheesy taters and adult and virgin milk shares including Nutella, peanut butter, caramel, Oreo, vanilla, chocolate and strawberry as well as a full bar. Our El Senor Sol restaurant offers Mexican food and a full bar including tequila menu. Our Illegal Pizza restaurant offers consumers a practical alternative to the over-commercialized healthy dining craze by offering a variety of pizzas all made with never frozen, hormone-free toppings and adult and virgin milk shares including Nutella, peanut butter, caramel, Oreo, vanilla, chocolate and strawberry as well as a full bar.

Our principal executive office is located at 6610 Holman Street, Suite 301, Arvada, Colorado 80004.  Our telephone number is 303-423-1300.  Our websites are: www.illegalburger.com and www.westcoastventuresgroupcorp.com and www.illegalbrands.com.

Competition

Our competition includes a variety of locally-owned restaurants offering dine-in, carry-out, delivery and catering services and a number of multi-unit, multi-market, quick casual restaurant concepts, some of which are expanding nationally. Many of our competitors have existed longer and have a more established market presence with substantially greater financial, marketing, personnel and other resources than we do. As we expand, we will face competition from these restaurant concepts as well as new competitors that strive to compete with our market segments.

Intellectual Property

WCVC maintains copyrights or trademarks on all of its printed marketing materials, websites and other web pages, and proprietary software. WCVC’s goal is to preserve its trade secrets, and operate without infringing on the proprietary rights of other parties.

To help protect its proprietary knowledge, which is not patentable, WCVC currently relies on trade secret protection and confidentiality agreements to protect its interests. WCVC requires all of its employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to WCVC of the ideas, developments, discoveries and inventions important to its business.

Employees

As of the date of this prospectus, WCVC has approximately 38 full-time employees. None of the Company’s employees are covered by a collective bargaining agreement. WCVC believes that it maintains good relations with its employees.

Government Regulation

The services provided by WCVC, through its subsidiaries, are extensively regulated by federal and state authorities in the United States. WCVC believes it is in compliance with federal and state qualification and registration requirements in order that it may continue to provide services to its clients consistent with applicable laws and regulations.

Other Information

We have not been involved in a bankruptcy receivership or similar proceeding. Additionally, we have not been involved in a reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Our independent registered public accounting firm has issued an audit opinion for our Company that includes an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern.

We are not a blank check registrant, as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since we have a specific business plan or purpose. We have not had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.

DESCRIPTION OF PROPERTY

The Company’s principal executive office, for all operations, is located at 6610 Holman Street, Suite 301, Arvada, Colorado 80004. Additionally, the Company currently operates six restaurant locations in the greater metropolitan area of Denver, Colorado and one in the greater metropolitan area of Ft. Lauderdale, Florida. The El Senior Sol and Illegal Burger operating in Evergreen, Colorado have leases expiring in August 2019. The lease for the Illegal Burger property operating in Arvada, Colorado expires in January 2021.  The lease has a one-time automatic renewal for 5 years.  The lease for the Illegal Burger property operating in the  Capital Hill area of Denver, Colorado expires in April 2021.  The lease has a one time automatic renewal for 5 years. The lease for the Illegal Burger property operating in Writer Square in downtown Denver, Colorado expires in October 2025.  The lease has 2 automatic five year renewals. The lease for the Illegal Burger property operating in Glendale, Colorado expires in September 2028. The lease for the Illegal Pizza property in Lauderhill, Florida expires in April 2027.

LEGAL PROCEEDINGS

From time to time, we are a party to or otherwise involved in legal proceedings, claims and other legal matters, arising in the ordinary course of our business or otherwise. On October 8, 2018, the creditor holding the First Amended Senior Secured Note from Illegal Burger, LLC filed suit in Broward County, Florida. The Company expects to either negotiate a settlement agreement or to vigorously defend this action.  We know of no other material, pending legal proceedings to which the Company is a party or of which any of our properties is subject. In addition, we do not know of any such proceedings contemplated by any governmental authorities.

MARKET PRICE OF THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Common Stock

Our common stock is currently quoted on the OTC Markets under the symbol “WCVC . ” Because we are quoted on the OTC Markets, our securities may be less liquid, receive less coverage by security analysts and news media and generate lower prices than might otherwise be obtained if they were listed on a national securities exchange.

The following table sets forth the high and low closing prices for our common stock per quarter as reported by the OTC Markets based on our fiscal year end December 31, 2018 and 2017.  These prices represent quotations between dealers without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

Fiscal Year 2018	High	Low
First Quarter (Jan. 1, 2018 – Mar. 31, 2018)	$0.35	$0.02
Second Quarter (Apr. 1, 2018 – June 30, 2018)	$0.22	$0.03
Third Quarter (July 1, 2018 – Sep. 30, 2018)	$0.06	$0.01
Fourth Quarter (Oct. 1, 2018 – Dec. 31, 2018)	$0.28	$0.02

Fiscal Year 2017	High	Low
First Quarter (Jan. 1, 2017 – Mar. 31, 2017)	$4.00	$0.35
Second Quarter (Apr. 1, 2017 – June 30, 2017)	$1.90	$1.50
Third Quarter (July 1, 2017 – Sep. 30, 2017)	$6.00	$1.90
Fourth Quarter (Oct. 1, 2017 – Dec. 31, 2017)	$6.00	$0.17

Fiscal Year 2016	High	Low
First Quarter (Jan. 1, 2016 – Mar. 31, 2016)	$9.50	$1.20
Second Quarter (Apr. 1, 2016 – June 30, 2016)	$5.50	$0.90
Third Quarter (July 1, 2016 – Sep. 30, 2016)	$2.45	$1.00
Fourth Quarter (Oct. 1, 2016 – Dec. 31, 2016)	$1.50	$0.70

Holders of Record

At May 29, 2019, there were approximately 104 shareholders of record of the Company’s Common Stock and 1 shareholder of the Company’s Preferred Stock.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes: however, do prohibit us from declaring dividends where after giving effect to the distribution of the dividend:

•

we would not be able to pay our debts as they become due in the usual course of business, or;

•

our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2018

Revenue

For the three months ended March 31, 2019, revenue generated was $839,615, as compared to $690,759 for the three months ended March 31, 2018. The year over year increase of approximately 21.55% was mainly attributable to our newest location in Glendale, CO opening in October 2018. Our same store year over year revenues increased 1.78% for the three months ended March 31, 2019.

Cost of Sales

Restaurant cost of sales increased to $818,212 from $656,575, or 24.6%. This increase was primarily due to the opening our newest location in Glendale, CO opening in October 2018, a corresponding increase in sales for the year and the current trend of high personnel cost in the industry because of heavy competition for personnel from the construction and marijuana industries in Denver; across the board increased prices in our foodstuffs and our increased marketing costs. Our ongoing restaurant cost of sales, as a percentage of sales, was approximately 97.45% and 95.1% for the three months ended March 31, 2019 and 2018, respectively.   We believe that we have made progress in cost containment procedures and location manager accountability.

Gross Profit

Our restaurant operations gross profit was $21,403 and $34,184 for the three months ended March 31, 2019 and 2018, respectively. Our restaurant gross profit, as a percentage of sales, was approximately 2.5% and 5.0% for the three months ended March 31, 2019 and 2018, respectively.

Our ongoing restaurant gross profit, as a percentage of gross sales was higher in 2019 as a result of our increased efforts progress in cost containment procedures and location manager accountability.

Our ongoing restaurant gross profit, as a percentage of gross sales was lower in 2018 because of the current trend of high personnel cost in the industry because of heavy competition for personnel from the construction and marijuana industries in Denver; across the board increased prices in our foodstuffs and our increased marketing costs. At the end of the first quarter 2018 we raised our prices chain-wide to counteract the decrease in gross profit.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2019 were $346,832 compared to $275,572 for the three months ended March 31, 2018. The increase was the result of becoming a public company and the related ongoing expenses as well as adding corporate level staff to oversee the addition of locations and development of new product lines in Illegal Brands.

Net Loss

Net loss for the three months ended March 31, 2019 was $1,122,481 compared to a net loss of $586,295 for the three months ended March 31, 2018. This increase in the loss was the result of many factors: high personnel cost in the industry because of heavy competition for personnel from the construction and marijuana industries in Denver; across the board increased prices in our foodstuffs and our increased marketing costs; ongoing public company expenses and derivative costs and loss on debt conversion settlement.

Liquidity and Capital Resources

Cash Flow Activities

Cash increased $121,337 from $9,635 at December 31, 2018 to $130,972 at March 31, 2019. This increase was a result of cash provided by financing activities offset by cash used in operations.

Financing Activities

During the three months ended March 31, 2019, we received proceeds of $424,000 from issuance of convertible notes and $200,000 in advances and repaid $100,181 of convertible debt, $46,378 of third party debt and $81,984 of our stockholder loan. During the three months ended March 31, 2018, we received proceeds of $280,000 from issuance of convertible notes and repaid $34,992 of third party debt and $3,573 to our stockholder.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Revenue

For the year ended December 31, 2018, revenue generated was $3,054,623, as compared to $2,724,713 for the year ended December 31, 2017. The year over year increase of approximately 12.11% was mainly attributable to expansion of our marketing, especially in the Writer Square location. Our year over year same store sales growth was 6.98%.

Cost of Sales

Ongoing restaurant cost of sales increased to $2,921,266 from $2,535,016, or an increase of 15.25%. This increase was primarily due to a corresponding increase in sales for the year and the current trend of high personnel turnover in the industry as well as the minimum wage increase in Colorado, requiring higher cost of training of staff and our increased marketing costs. Our ongoing restaurant cost of sales, as a percentage of sales, was approximately 95.65% and 93.00% for the years ended December 31, 2018 and 2017, respectively.

Gross Profit

Our year over year same store restaurant operations gross profit was $171,302 and $189,697 for the years ended December 31, 2018 and 2017, respectively. Our year over year same store restaurant gross profit, as a percentage of sales, was approximately 5.61% and 7.0% for the years ended December 31, 2018 and 2017, respectively. (CitiSet was not open in 2017 and its results were not included in Gross Profit calculation).

Our year over year same store restaurant operations gross profit, as a percentage of gross sales was lower in 2018 because of the current trend of high personnel turnover in the industry, requiring higher cost of training of staff and our increased marketing costs.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2018 were $919,540 compared to $500,096 for the year ended December 31, 2017. The increase was additional costs of being a public company and our continued expenditures to ensure that the restaurants are run efficiently and effectively. We implemented several new computer systems in this process as well as revised, updated and developed system and process manuals for both operations and training.

Net Loss

Net loss for the year ended December 31, 2018 was $1,756,548 compared to a net loss of $637,394 for the year ended December 31, 2017. This increase in the loss was the result of many factors: the current trend of high personnel turnover in the industry, requiring higher cost of training of staff; our increased marketing costs; continued expenditures to ensure that the restaurants are run efficiently and effectively; implementation of several new computer systems in this process; revised, updated and developed system and process manuals for both operations and training; derivative expense and interest expense.

Liquidity and Capital Resources

Cash Flow Activities

Cash increased from $0 at December 31, 2017 to $9,635 at December 31, 2018. This increase was a result of proceeds from issuances of debt and equity, offset by an increase in operating and investing costs.

Financing Activities

During 2018, we received proceeds of third party debt of $421,545; $698,000 from proceeds of convertible debt and $27,220 for the sale of common stock; $115,759 from a stockholder loan and repaid $171,687 of third party debt.

Critical Accounting Policies and Estimates

We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, prepaid expenses, payables, accrued expenses and notes payable.    Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument.   These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. We consider the carrying values of our financial instruments in the condensed consolidated financial statements to approximate fair value, due to their short-term nature.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided for using straight-line methods over the estimated useful lives of the respective assets, usually three to seven years.

Valuation of Long-Lived Assets

We periodically evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.   If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset were less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.   We do not believe that there has been any impairment to long-lived assets as of March 31, 2019 and 2018.

Operating Leases

Effective January 1, 2019, we adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) which supersedes the lease accounting requirements in Accounting Standards Codification (ASC) 840,   L eases (Topic 840). Under Topic 842, we applied a dual approach to all leases whereby we are a lessee and classifies leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the Company. Lease classification is evaluated at the inception of the lease agreement. Regardless of classification, we record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Our leases, for the premises we occupy for the Illegal Burger Arvada, Illegal Burger Writer Square, Illegal Burger Capital Hill and Illegal Burger CitiSet were classified as operating leases as of March 31, 2019. Operating lease expense is recognized on a straight-line basis over the term of the lease.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in Regulation S-K Item 303(a)(4).

Recent Accounting Pronouncements

(See “Recently Issued Accounting Pronouncements” as disclosed in the Notes of the accompanying Financial Statements.)

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

(a) Effective on October 4, 2017, Mr. Miroslaw Gorny (the then sole officer of WCVC) resigned as an officer and was replaced by Mr. James M. Nixon.  Mr. Gorny, on the same date, appointed Mr. Nixon as co-director and Mr. Gorny subsequentially resigned as director.

(b) Accordingly, Mr. Nixon became the President/Chief Executive Officer, Secretary and sole director of WCVC on October 4, 2017. Prior to the acquisition of the control block of shares in December 2016, Mr. Nixon had no relationship with WCVC. He is also President/CEO and sole director of NRG.

Name	Age	Position with the Company
James M. Nixon	52	President/Chief Executive Officer, Secretary and Sole Director

James M. Nixon

James M. Nixon has served as our President, Chief Executive Officer and Director since the 2015 inception of NRG. In March 2011, Mr. Nixon was the owner and president of our wholly-owned subsidiary, J&F Restaurants, LLC which opened El Senor Sol in 2011 and our first Illegal Burger in 2013. In 2013, Mr. Nixon founded our wholly-owned subsidiary, Illegal Burger, LLC which owns our Illegal Burger location at 15400 W. 64th Avenue, Unit E1A, Arvada, Colorado 80007. In 2015, Mr. Nixon founded Illegal Burger Writer Square, LLC which operates our Illegal Burger location at 1512 Larimer Street, Unit R12, Denver, Colorado.

Jim Nixon CEO and Founder, started in Illegal Burger in 2013 with more than 30 years of progressively responsible experience in every facet of the restaurant business, including directing as many as 200 employees in various restaurant companies with revenues in excess of $25 million. Jim has led these restaurants through start-up, rebranding, turnaround and growth modes giving him broad experience to direct and lead restaurants.

For the last 30 years, Mr. Nixon has spent 20 of those years as a top executive in the Hospitality Industry and nurturing restaurants into profitability and streamlined efficiency. He has been trained in and executed SOP creation, Zero based budgeting, Quality Assurance, Internal Audit Procedures and effective leadership and motivator.

Among some of his significant past positions, Mr. Nixon served as Regional Director of Specialty Restaurants Corporation, a California based destination-restaurant business, and home to the World famous Polynesian-themed Reef in Long Beach, California, and a second Restaurant, Castaway in Burbank, California. With more than 100 restaurants across the U.S., including the Proud Bird adjacent to Los Angeles International Airport, and 94th Aero Squadron near Van Nuys Airport, Mr. Nixon was in charge of maintaining this renowned Company’s profitability and brand while maintaining day-to-day regional operations.

Mr. Nixon also held the position of Director of Food and Beverage for Wyndham Resorts, a major Hotel and Resort Company, with locations worldwide. Mr. Nixon was in charge of continuing to expand The Wyndham brand through ever changing food and drink menus, rebranding ideas, and retaining Customers in the resort dining and entertainment area. As our director, Mr. Nixon provides his experience overseeing and managing our day to day operations.

Legal Proceedings

No officer, director, person nominated for such positions, nor promoter or significant employee has been involved in the last ten years in any of the following:

-	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

-	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offense);

-

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

-

Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

-	Having any government agency, administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity;

-	Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity; and/or

-	Having any administrative proceeding been threatened against you related to their involvement in any type of business, securities, or banking activity.

Audit Committee and Audit Committee Financial Expert

We do not presently have a separately constituted audit committee of our Board of Directors. Nor do we have an audit committee “financial expert”. At present, our entire Board of Directors acts as our audit committee. None of the members of our Board of Directors meets the definition of “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated by the Securities and Exchange Commission. We have not retained an audit committee financial expert because we do not believe that we can do so without undue cost and expense. Moreover, we believe that the present members of our Board of Directors, taken as a whole, have sufficient knowledge and experience in financial affairs to effectively perform their duties.

Code of Ethics

We have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller. We only have one officer and director and do not believe we need a code of ethics at this time.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires officers, directors and persons who beneficially own more than 10% of a class of our equity securities registered under the Exchange Act to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us during fiscal year 2017 and Forms 5 and amendments thereto furnished to us with respect to fiscal year 2017, or written representations that Form 5 was not required for fiscal year 2017, we believe that all Section 16(a) filing requirements applicable to each of our officers, directors and greater-than-ten percent stockholders were fulfilled in a timely manner. We have notified all known beneficial owners of more than 10% of our common stock of their requirement to file ownership reports with the Securities and Exchange Commission.

EXECUTIVE COMPENSATION

Summary Compensation Table

Mr. James Nixon became the sole officer of WCVC after the closing of the acquisition, namely October 4, 2017. The following table sets forth the compensation earned during the years ended December 31, 2018, 2017, 2016 and 2015 by NRG officers who became officers of the Company, respectively on October 4, 2017:

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long Term Compensation Awards
Name and Principal Position		Salary ($)	Bonus ($)	Securities Underlying Options
James M. Nixon, President	2018	$ 120,000	$ 0	$ 0
	2017	$ 120,000	$ 0	$ 0
	2016	$ 120,000	$ 0	$ 0
	2015	$ 170,500	$ 0	$ 0

Grants of Plan-Based Awards

During the fiscal year ended December 31, 2018 we did not grant any stock options.

Option Exercises and Stock Vested

During our fiscal year ended December 31, 2018 there were no options exercised by our named officers.

Compensation of Directors

We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of our common stock as awarded by our board of directors.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years, is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

Corporate Governance

We have no members of our board of directors considered to be “independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

We do not have any standing audit, nominating and compensation committees of the board of directors, or committees performing similar functions. We do not currently have a Code of Ethics applicable to our principal executive, financial or accounting officers. All Board actions have been taken by written action rather than formal meeting. All executive officers and employees have executed non-compete agreements as well as Foreign Corruption Practices Act (FCPA) pledges.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of May 29, 2019 , certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our common shares, as well as by each of our current directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (1)
James M. Nixon 15400 West 64th Avenue, Unit E1A Arvada, CO 80007	14,000,000 Common Shares Direct	31.33%

Directors and Executive Officers as a Group	14,000,000 Common Shares	31.33%

1.  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on May 29, 2019 . As of May 29, 2019 , there were 44,680,505 shares of our company’s common stock issued and outstanding.

Changes in Control

The Company is not aware of any contract or other arrangement the operation of which may at a subsequent date result in a change of control of the Company.

Securities authorized for issuance under equity compensation plans

The following table provides information as of the end of the most recently completed fiscal year, with respect to Company compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Transactions with Related Persons, Promoters and Certain Control Persons

Except as set forth below, none of the Company’s directors or officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s shares, nor any relative or spouse of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction to which the Company was a party, and in which the amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years.

James M. Nixon holds a non-interest bearing demand loan to WCVC with a balance of $206,434 and $94,409 at December 31, 2018 and December 31, 2017.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2019

Consolidated Balance Sheets

F-1

Consolidated Statements of Operations

F-2

Consolidated Statements of Stockholders’ Deficit

F-3

Consolidated Statements of Cash Flows

F-4

Notes to Consolidated Financial Statements

F-5

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Report of Independent Registered Public Accounting Firm

F-18

Consolidated Balance Sheets

F-19

Consolidated Statements of Operations

F-20

Consolidated Statements of Stockholders’ Deficit

F-21

Consolidated Statements of Cash Flows

F-22

Notes to Consolidated Financial Statements

F-23

29

WEST COAST VENTURES GROUP CORP.

Condensed Consolidated Balance Sheets

ASSETS	March 31, 2019	December 31, 2018
CURRENT ASSETS	(unaudited)
Cash	$ 130,972	$ 9,635
Receivables	46,362	32,303
Inventory	19,826	19,984
Prepaid expenses	18,851	30,605
Assets of discontinued operations	2,461	2,461
Total current assets	218,472	94,988
FIXED ASSETS
Equipment	277,296	277,296
Leasehold improvements	207,546	207,546
Total fixed assets	484,842	484,842
Less: accumulated depreciation	(265,700)	(250,394)
Net total fixed assets	219,142	234,448
OTHER ASSETS
Lease right of use asset	1,212,398	-
Deposits and other assets	43,314	43,314
Intangible assets, net	84,084	87,556
Total other assets	1,339,796	130,870
Total Assets	$ 1,777,410	$ 460,306
LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$ 85,878	$ 60,222
Accrued expenses	598,755	607,525
Deferred rent	-	64,661
Operating lease	194,920	-
Stockholder loan	124,188	206,434
Third party advances	465,500	265,500
Notes payable to third parties	590,435	692,879
Convertible notes payable to third parties, net of discounts	458,882	250,276
Fair value of derivative liabilities	1,101,625	201,891
Liabilities of discontinued operations	481,558	481,558
Total current liabilities	4,101,741	2,830,946
LONG TERM LIABILITIES
Operating lease, net of current portion	1,060,223	-
Total long term liabilities	1,060,223	-

Total Liabilities	5,161,964	2,830,946
STOCKHOLDERS’ DEFICIT
Series A Preferred stock, $0.001 par value, 10,000,000 shares authorized, 500,000 and 500,000 shares issued and outstanding	500	500
Common stock, $0.001 par value, 650,000,000 and 250,000,000 authorized shares; 40,924,839 and 33,906,532 shares issued and outstanding	40,925	33,907
Additional paid-in capital	1,358,376	1,256,827
Accumulated deficit	(4,784,355)	(3,661,874)
Total stockholders’ deficit	(3,384,554)	(2,370,640)
Total Liabilities and Stockholders’ Deficit	$ 1,777,410	$ 460,306

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

WEST COAST VENTURES GROUP CORP.

Condensed Consolidated Statements of Operations

Three months ended March 31,

(Unaudited)

	2019	2018

REVENUES
Restaurant revenue, net of discounts	$ 839,615	$ 690,759

COST AND EXPENSES
Restaurant operating costs:
Cost of sales - food and beverage	300,392	233,645
Wages and payroll taxes	269,281	211,324
Occupancy	135,956	124,400
Other restaurant costs	112,583	87,206
Depreciation and amortization	18,778	21,591
General and administrative expenses	346,832	275,572

Total costs and expenses	1,183,822	953,738

Loss from operations	(344,207)	(262,979)

Other expenses
(Gain) loss on debt conversion and extinguishment	(17,775)	225,656
Initial and change in fair value of derivative	535,343	(113,852)
Interest expense	260,706	211,512

Total other expenses	778,274	323,316

Loss before income taxes	(1,122,481)	(586,295)

Provision for income taxes	0	0

Net loss	$ (1,122,481)	$ (586,295)

Basic and diluted net loss per share	$ (0.03)	$ (0.02)

Weighted average shares outstanding	38,051,004	31,104,815

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

WEST COAST VENTURES GROUP CORP.

 Condensed Consolidated Statement of Stockholders’ Deficit

For the three months ended March 31, 2019

(Unaudited)

	Number of Shares		Par Value		Additional Paid-in	Accumulated	Total Stockholders’
	Common	Preferred	Common	Preferred	Capital	Deficit	Deficit

BALANCE, January 1, 2019	33,906,532	500,000	$ 33,907	$ 500	$ 1,256,827	$ (3,661,874)	$ (2,370,640)

Shares issued as inducement fee	1,713,307	-	1,713	-	88,287	-	90,000
Shares issued in settlement of debt	5,305,000	-	5,305	-	13,262	-	18,567
Net loss	-	-	-	-	-	(1,122,481)	(1,122,481)

BALANCE, March 31, 2019	40,924,839	500,000	$ 40,925	$ 500	$ 1,358,376	$ (4,784,355)	$ (3,384,554)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

WEST COAST VENTURES GROUP CORP.

 Condensed Consolidated Statement of Stockholders’ Deficit

For the three months ended March 31, 2018

(Unaudited)

	Number of Shares		Par Value		Additional Paid-in	Accumulated	Total Stockholders’
	Common	Preferred	Common	Preferred	Capital	Deficit	Deficit

BALANCE, January 1, 2018	30,556,544	500,000	$ 30,557	$ 500	$ 189,029	$ (1,905,326)	$ (1,685,240)

Shares issued as debt inducement	340,000	-	340	-	84,660	-	85,000
Shares issued in settlement of debt	1,155,829	-	1,155	-	214,984	-	216,139
Shares issued upon warrant exercise	50,898	-	51	-	9,467	-	9,518
Shares issued for services	100,000	-	100	-	22,500	-	22,600
Net loss	-	-	-	-	-	(586,295)	(586,295)

BALANCE, March 31, 2018	32,203,271	500,000	$ 32,203	$ 500	$ 520,640	$ (2,491,621)	$ (1,938,278)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

WEST COAST VENTURES GROUP CORP.

Condensed Consolidated Statements of Cash Flows

Three months ended March 31,

(Unaudited)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (1,122,481)	$ (586,295)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation for inducement fee	90,000	22,600
Depreciation and amortization	18,778	21,591
Amortization of debt discounts	155,341	172,443
(Gain) loss on debt conversion and extinguishment	(17,775)	225,656
Initial and change in fair value of derivative	535,343	(113,852)
Cumulative change from implementing new accounting standard	(22,178)	-
Changes in operating assets:
Increase in receivables	(14,059)	(7,650)
Decrease in inventory	158	1,086
Increase in deposits and other assets	(11,754)	-
Changes in operating liabilities:
Increase (decrease) in accounts payable	25,656	(38,588)
(Decrease) Increase in accrued expenses	(8,770)	74,742
Increase in accrued interest	97,621	-
Increase in deferred rent	-	906

Net cash used in operating activities	(274,120)	(227,361)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes payable for cash	424,000	280,000
Repayment of convertible notes payable	(100,181)	-
Proceeds from third party advances	200,000	-
Payments on stockholder loan payable	(81,984)	(3,573)
Payments on third party notes payable	(46,378)	(34,992)

Net cash provided in financing activities	395,457	241,435

Net increase in cash	121,337	14,074
CASH, beginning of period	9,635	-
CASH, end of period	$ 130,972	$ 14,074
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$ 7,744	$ -
Cash paid for income taxes	$ -	$ -
Non-Cash Financing Activities:
Issuance of common stock as inducement fee	$ 90,000	$ 85,000
Issuance of common stock in settlement of debt	$ 18,567	$ 216,140
Issuance of common stock upon warrant exercise	$ -	$ 9,518

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(1) NATURE OF OPERATIONS

West Coast Ventures Group Corp. (“our”, “us”, “we”, “WCVC” or the “Company”) was originally incorporated as Energizer Tennis, Corp. on June 16, 2011 in the State of Nevada. On October 4, 2017, effective for accounting purposes on June 30, 2017, WCVC entered into an agreement to acquire Nixon Restaurant Group, Inc. in a transaction accounted for as a reverse acquisition.  Nixon Restaurant Group, Inc. (“NRG”) was formed on October 12, 2015, under the laws of the State of Florida.  On October 19, 2015, NRG issued 20 million shares of common stock to acquire 100% of the ownership interests in J&F Restaurants, LLC, Illegal Burger, LLC and Illegal Burger Writer Square LLC, Colorado Limited Liability Companies, under common ownership. The transaction was accounted for as a corporate reorganization between entities under common control. These consolidated financial statements reflect the reorganized capital structure retrospectively for all periods presented.

The Company operates 6 restaurants in the Denver, Colorado metro area. El Senor Sol - Evergreen is a Mexican restaurant which was opened in 2011. The Company opened the first Illegal Burger restaurant in August 2013. It is co-located with the El Senor Sol restaurant. The second Illegal Burger was opened in Arvada in April 2014. The third Illegal Burger is located in Writer Square in downtown Denver and opened in January 2016. The fourth Illegal Burger is located in the Capital Hill area of Denver and opened in June 2016.The fifth Illegal Burger is located in Glendale area of Denver and opened in October 2018. The Company will open its first Illegal Pizza restaurant in Lauderhill, Florida at the end of May 2019.

The Company plans to continue opening Illegal Burger restaurants, a quick casual high end restaurant with full liquor licenses. The Company expects to locate in other areas of the country over time.

The accompanying condensed consolidated financial statements include the activities of Nixon Restaurant Group, Inc., J&F Restaurant, LLC (El Senor and Illegal Burger Evergreen), Illegal Burger, LLC (Arvada), Illegal Burger Writer Square, LLC, Illegal Burger Capital Hill, LLC and Illegal Burger CitiSet, LLC, its wholly owned subsidiaries.

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES

a) Basis of Presentation

The comparative amounts presented in these condensed consolidated financial statements are the historical results of West Coast Ventures Group, Corp. inclusive of its wholly owned subsidiaries Nixon Restaurant Group, Inc.; J&F Restaurant, LLC; Illegal Burger, LLC; Illegal Burger Writer Square, LLC, Illegal Burger Capital Hill, LLC and Illegal Burger CitiSet, LLC. The Company has reflected the pre-acquisition results on a consolidated basis for all periods presented. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and with the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). In our opinion, the accompanying unaudited interim financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation. Operating results for the three months ended March 31, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying unaudited condensed consolidated financial statements involved the valuation of share-based compensation.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES, continued

c) Accounts Receivable

Accounts receivable is primarily the amount due from the merchant account processor of debit and credit card payments and amounts due from online delivery services; such as, UberEats, Door Dash, etc.

d) Property and Equipment

All property and equipment are recorded at cost and depreciated over their estimated useful lives, generally three, five or seven years, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

e) Pre-opening Expenses

The Company accumulates the non-capitalizable expenses, such as rent, staffing and training, prior to opening a new location and reports them on a separate line item in the Condensed Consolidated Statement of Operations such that these costs do not skew results from ongoing restaurant operations. In the month in which a new location opens all ongoing expenses are then included with ongoing restaurant operations.

f) Operating Leases

Effective January 1, 2019, we adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) which supersedes the lease accounting requirements in Accounting Standards Codification (ASC) 840, Leases (Topic 840). Please refer to Recent Accounting Pronouncements below for additional information on the adoption of Topic 842 and the impact upon adoption to the Company’s condensed consolidated financial statements.

Under Topic 842, we applied a dual approach to all leases whereby we are a lessee and classifies leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the Company. Lease classification is evaluated at the inception of the lease agreement. Regardless of classification, we record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Our leases, for the premises we occupy for the Illegal Burger Arvada, Illegal Burger Writer Square, Illegal Burger Capital Hill and Illegal Burger CitiSet were classified as operating leases as of March 31, 2019. Operating lease expense is recognized on a straight-line basis over the term of the lease.

We identify leases in our contracts if the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. We do not allocate lease consideration between lease and non-lease components and record a lease liability equal to the present value of the remaining fixed consideration under the lease. Any interest rate implicit in our leases are generally not readily determinable. Accordingly, we use our estimated incremental borrowing rate at the commencement date of the lease to determine the present value discount of the lease liability. We estimate the incremental borrowing rate for each lease based on an evaluation of our expected credit rating and the prevailing market rates for collateralized debt in a similar economic environment with similar payment terms and maturity dates commensurate with the term of the lease. The right-of-use asset for each lease is equal to the lease liability, adjusted for unamortized initial direct costs and lease incentives. We exclude options to extend or terminate leases from the calculation of the lease liability unless it is reasonably certain the option will be exercised.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES, continued

g) Net Loss Per Share

Basic loss per share excludes dilution and is computed by dividing the loss attributable to stockholders by the weighted-average number of shares outstanding for the period.  Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the Company.  Diluted loss per share is computed by dividing the loss available to stockholders by the weighted average number of shares outstanding for the period and dilutive potential shares outstanding unless consideration of such dilutive potential shares would result in anti-dilution. There were no dilutive common stock equivalents for the periods ended March 31, 2019 and 2018.

h) Income Taxes

The Company follows the provisions of ASC 740-10, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.  The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

The tax years 2017, 2016, and 2015 for the Company remain open for IRS audit. The Company has received no notice of audit or any notifications from the IRS for any of the open tax years.

i) Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less when acquired, to be cash equivalents. We had no financial instruments that qualified as cash equivalents.

j) Financial Instruments and Fair Value Measurements

ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

ASC 825 also requires disclosures of the fair value of financial instruments. The carrying value of the Company’s current financial instruments, which include cash and cash equivalents, accounts payable and accrued liabilities approximates their fair values because of the short-term maturities of these instruments.

FASB ASC 820 “Fair Value Measurement” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES, continued

j) Financial Instruments and Fair Value Measurements, continued

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is the Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis at March 31, 2019 and December 31, 2018, using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):

	March 31, 2019	December 31, 2018
Level 3 - Embedded Derivative Liability	$1,101,625	$201,891

Changes in Level 3 assets measured at fair value for the three months ended March 31, 2019 were as follows:

Balance, December 31, 2018	$201,891
Portion of initial valuation recorded as debt discount	417,348
Amortization to loss on extinguishment upon conversion or payment	(17,775)
Change in fair value of derivative	500,161
Balance, March 31, 2019	$1,101,625

k) Derivatives

The Company evaluates its convertible debt, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for. The result of this accounting treatment is that under certain circumstances the fair value of the derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income or expense. Upon conversion, payment or exercise of a convertible note containing an embedded derivative instrument, the instrument is marked to fair value at the conversion date and the debt and derivative are removed from the balance sheet, The shares issued upon conversion of the note are recorded at their fair value and a  gain or loss on extinguishment is recognized, as applicable.

Equity instruments that are initially classified as equity that become subject to reclassification under this accounting standard are reclassified to liability at the fair value of the instrument on the reclassification date.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES, continued

l) Impairment of Long-Lived Assets

A long-lived asset is tested for impairment whenever events or changes in circumstances indicate that its carrying value amount may not be recoverable. An impairment loss is recognized when the carrying amount of the asset exceeds the sum of the undiscounted cash flows resulting from its use and eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the long-lived assets exceeds its fair value.

m) Related Party Transactions

All transactions with related parties are in the normal course of operations and are measured at the exchange amount.

n) Adoption of ASC Topic 842, Leases

On January 1, 2019, the Company adopted Topic 842 using the modified retrospective method applied to leases that were in place as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 840. The Company’s leases consists of operating leases that relate to real estate rental agreements. All of the value of the Company’s lease portfolio relates to real estate lease agreements that were entered into starting May 2014.

o) Recent Accounting Pronouncements Not Yet Adopted

In January 2017, the Financial Accounting Standards Board ("FASB") issued ASU 2017-04 “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. This update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under this updated standard, an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity also should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if any. This guidance is effective prospectively and is effective for interim and annual periods beginning after December 15, 2019 with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our unaudited condensed consolidated financial statements.

p) Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 606, Revenue From Contracts With Customers, effective for public business entities with annual reporting periods beginning after December 15, 2017.  This new revenue recognition standard (new guidance)has a five step process: a) Determine whether a contract exists; b) Identify the performance obligations; c) Determine the transaction price; d) Allocate the transaction price; and e) Recognize revenue when (or as) performance obligations are satisfied. The impact of the Company’s initial application of ASC 606 did not have a material impact on its financial statements and disclosures.

The Company’s condensed consolidated financial statements are prepared under the accrual method of accounting. Revenues are recognized when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. This occurs only when the product is ordered and subsequently delivered.

q) Inventories

Inventories consist of food, beverages, and supplies valued at the lower of cost (first-in, first-out method) or market.

r) Intangible Assets

Intangible assets are being amortized using straight line method over the remaining life of the location lease term, generally five, seven or ten years.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(3) LIQUIDITY AND GOING CONCERN CONSIDERATIONS

Our condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We sustained a net loss of approximately $1.1 million for the three months ended March 31, 2019 and have an accumulated deficit of approximately $4.8 million and a negative working capital of approximately $3.9 million at March 31, 2019, inclusive of indebtedness. These conditions raise substantial doubt about our ability to continue as a going concern.

Failure to successfully continue to grow restaurant operation revenues could harm our profitability and materially adversely affect our financial condition and results of operations. We face all of the risks inherent in a new business, including the need for significant additional capital, management’s potential underestimation of initial and ongoing costs, and potential delays and other problems in connection with establishing and opening restaurant operations.

We are continuing our plan to further grow and expand restaurant operations and seek sources of capital to pay our contractual obligations as they come due. Management believes that its current operating strategy will provide the opportunity for us to continue as a going concern as long as we are able to obtain additional financing; however, there is no assurance this will occur. The accompanying consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

The independent auditors’ report on our consolidated financial statements for the year ended December 31, 2018 contained an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern.

(4) FIXED ASSETS

Fixed assets consisted of the following:

	March 31, 2019 (unaudited)	December 31, 2018
Beginning balance	$ 484,842	$ 408,325
Additions: Equipment	-	95,558
Additions: Leasehold improvements	-	34,959
Landlord reimbursements	-	(54,000)
Depreciation	(265,700)	(250,394)

Ending Balance	$ 219,142	$ 234,448

Depreciation expense was $15,306 and $15,126 for the three months ended March 31, 2019 and 2018, respectively.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(5) INTANGIBLE ASSETS

In March 2015, as part of the acquisition of the Writer Square downtown location, the Company purchased the rights to negotiate a lease from the landlord for $125,000 in cash. The Company is amortizing this value over the remaining term of the lease.

In March 2016, as part of the acquisition of the Capital Hill location, the Company purchased the existing liquor license for $4,300 in cash. The Company is amortizing this value of the remaining term of the lease.

In September 2018, as part of the development of the CitiSet location, the Company acquired a liquor license for $5,286 in cash.

The Company is amortizing this value of the remaining term of the lease.

Amortization expense was $3,472 and $6,465 for the three months ended March 31, 2019 and 2018, respectively.

(6) NET ACQUIRED LIABILITIES OF DISCONTINUED OPERATIONS

As a result of the reverse acquisition on October 4, 2017, we acquired approximately $0.5 million of liabilities, net of assets, of the former operations of West Coast Ventures Group Corp. (which have been discontinued). During 2017 we issued 3,000,000 shares of our common stock to extinguish $30,000 of indebtedness. We are evaluating the means to relieve the Company of these liabilities.

(7) STOCKHOLDER LOAN

The principal stockholder of the Company has loaned the Company funds at various times on an undocumented loan basis with no stated interest rate. These loans were made principally to complete the conversion of the Illegal Burger - Arvada (2014) and Illegal Burger - Writer Square (2015 and 2016), Illegal Burger Capital Hill (2016) and Illegal Burger CitiSet (2018) locations. This stockholder loan balance was $124,188 and $206,434 at March 31, 2019 and December 31, 2018, respectively.

(8) NOTES PAYABLE TO THIRD PARTIES

a) Future Receivables Sale Agreements

During 2018, 2017, 2016 and 2015, the Company entered into several agreements to obtain advances against future restaurant credit/debit card sales. The agreements provide for funding of various percentages of future qualified credit/debit merchant card receivables. Proceeds received from sales of future receivables during 2018 and 2017 totaled $140,000 and $166,082, respectively. At March 31, 2019 and December 31, 2018, the total payable balances inclusive of interest under the factoring agreements were $100,819 and $154,770, respectively.

b) One Year Note

In February 2016, the Company entered into a one year note with a third party for a loan of $88,000. This note was payable daily in the amount of $377 paid via ACH draft from the J&F Restaurants, LLC - El Senor Sol Evergreen bank account. This note carries interest at a 7% rate. This note was renewed on December 30, 2016, and the Company received $74,548 in cash, which is net of the $10,452 remaining balance. The new note is payable as a percentage of future qualified credit/debit merchant card receivables. The loan balance was $17,985 and $28,038 at March 31, 2019 and December 31, 2018, respectively.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(8) NOTES PAYABLE TO THIRD PARTIES, continued

c) Convertible Notes - Variable Conversion

In the first quarter 2019 the Company entered into five convertible notes in exchange for $424,000 in cash. These notes mature one in nine months and four in one year and carry 12%, 10% and 8% interest rates. The notes convert into shares of the Company’s common stock at a price of 55% and 50% of the average of the two lowest trade  prices and the lowest trade price for the Common Stock during the 20 and 25 Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Based on the variable conversion terms the beneficial conversion rights embedded in these convertible notes were recorded as a derivative liability in the amount of $467,348 with a related debt discount of $432,166, and an immediate loss of $35,182.

In the fourth quarter 2018, the Company entered into a convertible note in exchange for $138,000 in cash. This note matures in nine months and carries a 12% interest rate. The note converts into shares of the Company’s common stock at a price of 61% of the average of the two lowest trade prices and the lowest trade price for the Common Stock during the 15 Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Based on the variable conversion terms the beneficial conversion rights embedded in these convertible notes has been recorded as a derivative liability in the amount of $189,380, with a related debt discount of $138,000, and an immediate loss of $51,380.

In the third quarter 2018, the Company entered into two convertible notes in exchange for $68,000 in cash. These notes mature in nine months and carry a 12% interest rate. These notes convert into shares of the Company’s common stock at a price of 61% of the average of the two lowest trade prices and the lowest trade price for the Common Stock during the 15 Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Based on the variable conversion terms the beneficial conversion rights embedded in these convertible notes has been recorded as a derivative liability in the amount of $151,769, with a related debt discount of $68,000, and an immediate loss of $83,763.

In the first quarter 2018, the Company entered into three convertible notes in exchange for $280,000 in cash. These notes mature two in nine months and one in six months and carry 12% and 8% interest rates. The notes convert into shares of the Company’s common stock at a price of 61% and 60% of the average of the two lowest trade prices and the lowest trade price for the Common Stock during the 15 and 20 Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Based on the variable conversion terms the beneficial conversion rights embedded in these convertible notes has been recorded as a derivative liability in the amount of $306,000, with a related debt discount of $306,000, and an immediate loss of $0.

d) Convertible Notes - Fixed Conversion

During the fourth quarter of 2018, one of the parties that purchased one of the variable conversion price convertible notes assigned $50,000 of their note to a third party for $50,000 in cash. This new party immediately amended the assigned note portion to a fixed conversion rate of $0.01 per share of the Company’s common stock. The maturity date of this note was extended to December 31, 2021. The Company recognized no gain or loss associated with this modification.

In the fourth quarter 2018, the Company entered into a convertible note in exchange for $100,000 in cash. This note matures in one year and carries a 10% Original Issue Discount (OID). The note converts into shares of the Company’s common stock at a price of $0.05 per share.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(8) NOTES PAYABLE TO THIRD PARTIES, continued

d) Convertible Notes - Fixed Conversion, continued

During the third quarter of 2018, two parties related to each other purchased, through assignment, three of the variable conversion price convertible notes then outstanding. These parties immediately amended the notes to replace the variable conversion rate with a fixed conversion rate of $0.0035 per share of the Company’s common stock. The maturity dates of the three notes were extended to 2020 and 2021.

e) Third Party Note Payable

In March 2015, the Company entered into an agreement with a third party lender, who extended a $3,000,000 Senior Secured Note. Under the terms of this agreement a first draw was entered into in the amount of $375,000 as a Revolving Note. The lender retained $59,713 of this draw as fees. Under the terms of this Note, the Company was required to replace their credit card/debit card merchant processing to the lender. The lender retained 100% of the credit card/debit card transactions, and forwarded four wire transfers to the Company over a six week period. The credit card/debit card transactions for this six week period amounted to $84,534. The lender remitted $42,379 of this amount to the Company. Of the $42,155 retained by the lender, $14,861 was applied as principal reduction, $7,088 was applied to interest expense and the remaining $20,206 was charged as fees. The Senior Secured Note also called for the payment of a $75,000 investment banking fee.

In May 2015, when it was determined that this repayment structure was not practical for a restaurant operation, the lender agreed to restructure the Revolving Note into a Replacement Promissory Note. This Replacement Promissory Note carries interest at a stated rate of 18% with a maturity of June 1, 2016. The lender charged the Company a $25,000 penalty to convert the Revolving Note into a Replacement Promissory Note. The Replacement Promissory Note called for interest only payments in June, July and August 2015. Starting in September the terms called for the payment of interest, principal starting at $33,649 increasing monthly to $38,474 in June 2016, as the interest on the then outstanding balance fell. In addition, the Replacement Promissory Note called for the payment of a $106,000 Redemption Premium as part of the total monthly payment of $49,651.

As a direct result of delays in opening the new Writer Square location, the lender agreed to interest only payments via ACH draft every Monday.  In June 2015, the Company paid $1,080 per week, which was increased to $1,200 per week for July 1 through October 15, 2015. It was then increased to $1,500 per week from October 16, 2015 through the third week of March 2016, when it was increased to $2,000 per week.

At both March 31, 2019 and December 31, 2018 the principal balance of the loan was $322,220. The Company also accrued the $25,000 conversion penalty, the $75,000 investment banking fee and the $106,000 redemption premiums as accrued interest because the Replacement Promissory Note allows for prepayment but all these “fees” are due upon prepayment.

Certain third parties have advanced funds to WCVC to fund its ongoing operations. These advances have been formalized into demand notes payable, which, at September 30, 2017, amount to $54,039 and carry a 5% interest rate. WCVC has a $250,000 note payable which is due in April 2018 and carries a 5% interest rate. These liabilities have been incorporated into liabilities from discontinued operations.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(9) OPERATING LEASES

Practical Expedients and Elections

The Company elected the package of practical expedients permitted under the transition guidance, which allowed us to carryforward our historical lease classification, our assessment on whether a contract is or contains a lease, and our initial direct costs for any leases that exist prior to adoption of the new standard. We also elected the short-term lease recognition exemption for all leases that qualify.

Discount Rate Applied to Property Operating Lease

To determine the present value of minimum future lease payments for operating leases at January 1, 2019, the Company was required to estimate a rate of interest that we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment (the “incremental borrowing rate” or “IBR”). The Company determined the appropriate IBR by identifying a reference rate and making adjustments that take into consideration financing options and certain lease-specific circumstances. For the reference rate, the Company used the average interest rate for its latest borrowings.

Right of Use Assets

Right of use assets are included in the unaudited condensed consolidated Balance Sheet as follows:

Non-current assets

Right of use assets, net of amortization - $1,212,398

Total operating lease cost

Individual components of the total lease cost incurred by the Company is as follows:

Three Months Ended March 31, 2019

Operating lease expense	$113,682

Minimum rental payments under operating leases are recognized on a straight light basis over the term of the lease.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(9) OPERATING LEASES, continued

Maturity of operating leases

The amount of future minimum lease payments under operating at March 31, 2019 are as follows:

Operating Lease
Undiscounted future minimum lease payments:
2019 (9 months remaining)	$ 265,386
2020	314,582
2021	219,168
2022	173,354
2023	183,708
Thereafter	560,997

Total	1,717,195
Amount representing imputed interest	(462,152)

Total operating lease liability	$ 1,255,043
Current portion of operating lease liability	$ 194,920
Operating lease liability, non-current	$ 1,060,223

(10) STOCKHOLDERS’ DEFICIT

At March 31, 2019 and December 31, 2018, the Company has 650,000,000 and 250,000,000 shares of par value $0.001 common stock authorized and 40,924,839 and 33,906,532 issued and outstanding, respectively. At March 31, 2019 and December 31, 2018, the Company has 10,000,000 shares of par value $0.001 preferred stock authorized and 500,000 issued and outstanding.

In the first quarter 2019 the Company issued 1,713,307 shares of common stock as a commitment fee for its equity line of credit, valued at $90,000. The Company issued 5,305,000 shares of common stock valued at $300,885 to settle $18,567 of convertible debt and recorded a loss of $0 because the loss was recorded in 2018 when the debt was assigned and converted from variable conversion rate to fixed conversion rate.

In the fourth quarter 2018 the Company issued 10,000,000 shares of common stock to the Company’s principal officer to settle $100,000 of accrued payroll for him. The Company issued 4,625,000 shares of common stock valued at $289,375 to settle $16,187 of convertible debt and recorded a loss of $273,188.

In the third quarter 2018 the Company issued 750,000 shares of common stock in exchange for services valued at $18,750. The Company issued 764,205 shares of common stock valued at $19,769 to settle $7,102 of convertible debt and recorded a loss of $12,767. The Company issued 5,111,000 shares of common stock in exchange for $27,220 in cash.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(10) STOCKHOLDERS’ DEFICIT, continued

In the third quarter 2018 the Company repurchased and retired 1,546,727 shares of common stock for $34,000 in cash under a settlement agreement with a convertible note holder.

In the second quarter 2018 the Company issued 650,000 shares of common stock in exchange for services valued at $59,000. The Company issued 3,349,783 shares of common stock valued at $266,729 to settle $94,226 of convertible debt. The CEO of the Company and his spouse contributed 22,000,000 shares of common stock valued at $3,140,000 to the Company which cancelled the shares, pursuant to a request from OTC Markets as part of the approval to list the common stock on the OTCQB.

In the first quarter 2018 the Company issued 100,000 shares of common stock in exchange for services valued at $22,600. The Company issued 340,000 shares of common stock valued at $85,000 as a debt inducement. The Company issued 1,155,829 shares of common stock valued at $216,140 to settle $16,528 of convertible debt and 50,898 shares of common stock valued at $9,518 upon the cash-less exercise of a warrant.

The rights and privileges of the Series A preferred stock are solely as a “super voting” stock, whereby each one share of Series A holds votes amounting to the equivalent of 100,000 shares of common stock. Therefore, the 500,000 shares of Series A issued and outstanding hold an aggregate votes equal to 500,000,000 common shares. The Series A shares have no dividend rights, no liquidation preferences, are not transferable and can be redeemed by the holder for $5,000 in cash from the Company for the entire 500,000 share block at the holders’ option.

(11) COMMITMENTS AND CONTINGENCIES

a) Real Property Leases

The Company leases 6 (six) restaurant spaces from unrelated parties. Rent expense paid was $113,682 and $109,106 for the three months ended March 31, 2019 and 2018.

Future minimum lease payments under these real property lease agreements are as follows:

For the Year Ending December 31,	ESSE	IBE	IBA	IBWS	IBCH	IBCS	Total
2019 (9 months)	$ 20,000	$ 14,000	$ 56,096	$ 76,982	$ 50,608	$ 47,700	$ 265,386
2020	$ -	$ -	$ 77,038	$ 102,643	$ 69,501	$ 65,400	$ 314,582
2021	$ -	$ -	$ 25,931	$ 102,643	$ 23,394	$ 67,200	$ 219,168
2022	$ -	$ -	$ -	$ 104,354	$ -	$ 69,000	$ 173,354
2023	$ -	$ -	$ -	$ 112,908	$ -	$ 70,800	$ 183,708
Thereafter	$ -	$ -	$ -	$ 206,997	$ -	$ 354,000	$ 560,997
Total minimum lease payments	$ 20,000	$ 14,000	$ 159,065	$ 706,527	$ 143,503	$ 674,100	$ 1,717,195

ESSE: El Senor Sol - Evergreen; IBE: Illegal Burger - Evergreen; IBA: Illegal Burger - Arvada; IBWS - Illegal Burger - Writer Square; IBCH - Illegal Burger - Capital Hill; IBCS - Illegal Burger - CitiSet

The Company’s leases for El Senor Sol - Evergreen locations expire on August 31, 2019.

WEST COAST VENTURES GROUP CORP.

Notes to Unaudited Condensed Consolidated Financial Statements

(11) COMMITMENTS AND CONTINGENCIES, continued

b) Other

The Company is subject to asserted claims and liabilities that arise in the ordinary course of business. The Company maintains insurance policies to mitigate potential losses from these actions. In the opinion of management, the amount of the ultimate liability with respect to those actions will not materially affect the Company’s financial position or results of operations.

c) Litigation

On October 8, 2018, the creditor holding the First Amended Senior Secured Note from Illegal Burger, LLC filed suit in Broward County, Florida. The creditor is demanding $565,267 plus interest, costs and attorney fees. The Company expects to either negotiate a settlement agreement or to vigorously defend this action.

(12) CONCENTRATIONS OF CREDIT RISK

a) Cash

The Company maintains its cash in bank deposit accounts, which may, at times, may exceed federally insured limits. The Company had no cash balance in excess of FDIC insured limits at March 31, 2019 and December 31, 2018.

(13) SUBSEQUENT EVENTS

a) Convertible Notes - Variable Conversion

In the second quarter 2019 the Company entered into four convertible notes in exchange for $215,000. These notes mature in 9 months. These notes carry an interest rate of 12% and 3 have a 10% Original issue Discount (OID). The OID will be recorded as a debt discount and amortized over the life of the loan. The notes convert into shares of the Company’s common stock at a price of 55% and 65% of the average of the two lowest trade prices and the lowest trade price for the Common Stock during the 20 Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Based on the variable conversion terms the beneficial conversion rights embedded in these convertible notes has been recorded as a derivative liability in the amount of $359,504, with a related debt discount of $233,000, and an immediate loss of $126,504.

b) Third Party Note Payable

In the second quarter 2019 the Company entered into a note in exchange for $200,000. This note matures in one year and carries a 20% interest rate. 50% of this loan is secured as a second mortgage on the CEO’s personal residence and the second 50% is personally guaranteed by the CEO. The Company is required to issue 2,500,000 shares of common stock valued at $156,250 as an inducement for this loan.

c) Stockholder’s Deficit

In the second quarter 2019 the Company issued 5,000,000 shares of common stock valued at $332,500 in exchange for $279,990 fixed assets at its new location in Lauderhill, Florida plus $50,000 in cash. The Company issued 2,500,000 shares of common stock valued at $156,250 as a debt inducement fee. The Company issued 300,000 shares of common stock valued at $18,420 as a debt inducement fee. The Company issued 1,666,666 shares of common stock valued at $125,000 for services. The Company issued 1,900,000 shares of common stock valued at $140,600 to settle $19,000 of debt. The Company issued 312,000 shares of common stock valued at $26,520 for one-half of the first year rent for the Company’s new corporate office space.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of West Coast Ventures Group Corp.

Arvada, Colorado

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of West Coast Ventures Group Corp. (the “Company”) at December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company had accumulated losses of approximately $3.7 million and negative working capital of approximately $2.7 million at December 31, 2018, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Daszkal Bolton LLP

We have served as the Company’s auditor since 2015.

Fort Lauderdale, Florida

April 16, 2019

WEST COAST VENTURES GROUP CORP.

Consolidated Balance Sheets

December 31,

ASSETS	2018	2017
CURRENT ASSETS
Cash	$ 9,635	$ -
Receivables	32,303	32,020
Inventory	19,984	17,163
Prepaid expenses	30,605	18,245
Assets of discontinued operations	2,461	2,461
Total current assets	94,988	69,889
FIXED ASSETS
Equipment	277,296	235,738
Leasehold improvements	207,546	172,587
Total fixed assets	484,842	408,325
Less: accumulated depreciation	(250,394)	(171,267)
Net total fixed assets	234,448	237,058
OTHER ASSETS
Deposits and other assets	43,314	29,347
Intangible assets, net	87,556	121,760
Total other assets	130,870	151,107
Total Assets	$ 460,306	$ 458,054
LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$ 60,222	$ 128,312
Accrued expenses	607,525	433,534
Deferred rent	64,661	50,688
Stockholder loans	206,434	90,675
Third party advances	265,500	-
Notes payable to third parties	692,879	661,858
Convertible notes payable to third parties, net of discounts	250,276	45,231
Fair value of derivative liabilities	201,891	251,438
Liabilities of discontinued operations	481,558	481,558
Total current liabilities	2,830,946	2,143,294
Total Liabilities	2,830,946	2,143,294
STOCKHOLDERS’ DEFICIT
Series A Preferred stock, $0.001 par value, 10,000,000 shares authorized, 500,000 and 500,000 shares issued and outstanding	500	500
Common stock, $0.001 par value, authorized 250,000,000 shares; 33,906,532 and 30,556,544 shares issued and outstanding	33,907	30,557
Additional paid-in capital	1,256,827	189,029
Accumulated deficit	(3,661,874)	(1,905,326)
Total stockholders’ deficit	(2,370,640)	(1,685,240)
Total Liabilities and Stockholders’ Deficit	$ 460,306	$ 458,054

The accompanying notes are an integral part of the consolidated financial statements

WEST COAST VENTURES GROUP CORP.

Consolidated Statements of Operations

Year ended December 31,

	2018	2017

REVENUES
Restaurant revenue, net of discounts	$ 3,054,623	$ 2,724,713
COST AND EXPENSES
Restaurant operating costs:
Cost of sales - food and beverage	947,927	903,554
Wages and payroll taxes	1,029,896	828,442
Occupancy	545,733	507,438
Other restaurant costs	398,110	295,582
Depreciation and amortization	118,617	66,105
General and administrative expenses	919,540	500,096
Total costs and expenses	3,959,823	3,101,217
Loss from operations	(905,200)	(376,504)
Other expenses
Pre-opening expenses	9,550	-
Initial and change in fair value of derivative	(233,714)	121,438
Loss on debt conversion	417,088	-
Gain on extinguishment of debt	(144,054)	-
Interest expense	802,478	139,452
Total other expenses	851,348	260,890

Loss before income taxes	(1,756,548)	(637,394)
Provision for income taxes	0	0
Net loss	$ (1,756,548)	$ (637,394)

Basic and diluted net loss per share	$ (0.07)	$ (0.03)

Weighted average shares outstanding	24,334,196	19,444,040

The accompanying notes are an integral part of the consolidated financial statements

WEST COAST VENTURES GROUP CORP.

 Consolidated Statement of Stockholders’ Deficit

	Number of Shares		Par Value		Additional Paid-in	Accumulated	Total Stockholders’
	Common	Preferred	Common	Preferred	Capital	Deficit	Deficit

BALANCE, January 1, 2017	14,976,544	-	$ 14,977	$ -	$ 619,362	$ (1,267,932)	$ (633,593)

Shares issued for cash	7,112,000	-	7,112	-	47,521	-	54,633
Shares issued in settlement of debt	3,000,000	-	3,000	-	27,000	-	30,000
Shares issued to effect acquisition	5,418,000	500,000	5,418	500	(515,804)	-	(509,886)
Shares issued for services	50,000	-	50	-	10,950	-	11,000
Net loss	-	-	-	-	-	(637,394)	(637,394)

BALANCE, December 31, 2017	30,556,544	500,000	30,557	500	189,029	(1,905,326)	(1,685,240)

Shares issued for cash	5,111,000	-	5,111	-	22,109	-	27,220
Shares issued in settlement of debt	9,894,817	-	9,895	-	509,031	-	518,226
Shares issued in settlement of accrued compensation	10,000,000	-	10,000	-	90,000	-	100,000
Shares issued for services	1,500,000	-	1,500	-	98,850	-	100,350
Shares issued as debt inducement	340,000	-	340	-	84,660	-	85,000
Shares issued at warrant exercise	50,898	-	51	-	9,467	-	9,518
Shares cancelled	(22,000,000)	-	(22,000)	-	22,000	-	-
Shares repurchased and cancelled	(1,546,727)	-	(1,547)	-	(26,294)	-	(27,841)
Beneficial Conversion feature	-	-	-	-	257,975		257,975
Net loss	-	-	-	-	-	(1,756,548)	(1,756,548)

BALANCE, December 31, 2018	33,906,532	500,000	$ 33,907	$ 500	$ 1,256,827	$ (3,661,874)	$ (2,370,640)

The accompanying notes are an integral part of the consolidated financial statements

WEST COAST VENTURES GROUP CORP.

Consolidated Statements of Cash Flows

Year ended December 31,

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (1,756,548)	$ (637,394)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation for services	200,350	11,000
Depreciation and amortization	118,617	66,105
Initial and change in fair value of derivative	(233,714)	121,438
Loss on debt conversion	417,088	-
Gain on debt extinguishment	(144,054)	-
Amortization of debt discounts	529,061	-
Vendor incentive	44,000	-
Amortization of deferred rent	5,977	-
Changes in operating assets:
Increase in receivables	(283)	(32,020)
Increase in inventory	(2,821)	(1,622)
(Increase) decrease in prepaid expenses	(12,359)	7,818
Increase in deposits and other assets	(13,967)	(12,600)
Changes in operating liabilities:
(Decrease) increase in accounts payable	(68,091)	103,216
Increase in accrued expenses	73,991	172,827
Increase in deferred rent	17,993	3,865
Net cash used in operating activities	(824,760)	(197,367)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(71,156)	(13,800)
Reimbursement from landlord	54,000	-
Purchase of intangible assets	(5,286)	-
Net cash used in investing activities	(22,442)	(13,800)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock for cash	27,220	50,000
Repurchase of common stock under settlement agreement	(34,000)	-
Proceeds from issuance of convertible notes payable for cash	698,000	160,000
Payments on settlement agreement	(200,000)	-
Proceeds from stockholder loan payable	115,759	17,874
Proceeds from third party notes payable and advances	421,545	166,082
Payments on third party notes payable	(171,687)	(259,277)
Net cash provided in financing activities	856,837	134,679
Net increase (decrease) in cash	9,635	(76,488)
CASH, beginning of year	-	76,487
CASH, end of year	$ 9,635	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$ 67,455	$ 79,109
Cash paid for income taxes	$ -	$ -
Non-Cash Financing Activities:
Issuance of common stock upon conversion of debt	$ 518,926	$ 30,000
Issuance of note payable for fixed assets	$ 60,704	$ -
Issuance of common stock as debt inducement	$ 85,000	$ -
Issuance of common stock upon warrant exercise	$ 9,518	$ -
Issuance of common stock in reverse acquisition	$ -	$ (508,986)

The accompanying notes are an integral part of the consolidated financial statements

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(1) NATURE OF OPERATIONS

West Coast Ventures Group Corp. (“our”, “us”, “we”, “WCVC” or the “Company”) was originally incorporated as Energizer Tennis, Corp. on June 16, 2011 in the State of Nevada. On October 4, 2017, effective for accounting purposes on June 30, 2017, WCVC entered into an agreement to acquire Nixon Restaurant Group, Inc. in a transaction accounted for as a reverse acquisition.  Nixon Restaurant Group, Inc. (“NRG”) was formed on October 12, 2015, under the laws of the State of Florida.  On October 19, 2015, NRG issued 20 million shares of common stock to acquire 100% of the ownership interests in J&F Restaurants, LLC, Illegal Burger, LLC and Illegal Burger Writer Square LLC, Colorado Limited Liability Companies, under common ownership. The transaction was accounted for as a corporate reorganization between entities under common control. These consolidated financial statements reflect the reorganized capital structure retrospectively for all periods presented.

The Company operates 6 restaurants in the Denver, Colorado metro area. El Senor Sol - Evergreen is a Mexican restaurant which has been in operation for in excess of five full years. The Company opened the first Illegal Burger restaurant in August 2013. It is co-located with the El Senor Sol restaurant. The second Illegal Burger was opened in Arvada in April 2014. The third Illegal Burger is located in Writer Square in downtown Denver and opened in late January 2016. The fourth Illegal Burger is located in the Capital Hill area of Denver and opened in late June 2016. The fifth Illegal Burger is located in Glendale and opened in early October 2018.

The Company plans to continue opening Illegal Burger restaurants, a quick casual high end restaurant with full liquor licenses. The Company expects to locate in other areas of the country over time.

The accompanying consolidated financial statements include the activities of Nixon Restaurant Group, Inc., J&F Restaurant, LLC (El Senor and Illegal Burger Evergreen), Illegal Burger, LLC (Arvada), Illegal Burger Writer Square, LLC, Illegal Burger Capital Hill, LLC, and Illegal Burger CitiSet, LLC, its wholly owned subsidiaries.

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES

a) Basis of Presentation

The comparative amounts presented in these consolidated financial statements are the historical results of West Coast Ventures Group, Corp. inclusive of its wholly owned subsidiaries Nixon Restaurant Group, Inc.; J&F Restaurant, LLC; Illegal Burger, LLC; Illegal Burger Writer Square, LLC; Illegal Burger Capital Hill, LLC and Illegal Burger CitiSet, LLC. The Company has reflected the pre-acquisition results on a consolidated basis for all periods presented. All intercompany balances and transactions have been eliminated in consolidation

b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying consolidated financial statements involved the valuation of share-based  compensation.

c) Accounts Receivable

Accounts receivable is primarily the amount due from the merchant account processor of debit and credit card payments.

d) Fixed Assets

Equipment is recorded at cost and depreciated over their estimated useful lives, generally three, five or seven years, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES, continued

e) Pre-opening Expenses

The Company accumulates the non-capitalizable expenses, such as rent, staffing and training, prior to opening a new location and reports them on a separate line item in the Consolidated Statement of Operations such that these costs do not skew results from ongoing restaurant operations. Beginning in the month in which a new location opens all ongoing expenses are then included with ongoing restaurant operations.

f) Rent

The Company’s leases generally contain escalating rent payments over the lease term as well as optional renewal periods. The Company accounts for its leases by recognizing rent expense on a straight-line basis over the lease term, which includes reasonably assured renewal periods. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease agreement. The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated balance sheet. Rent expense for the period prior to the restaurant opening is expensed in pre-opening costs.

g) Net Loss Per Share

Basic loss per share excludes dilution and is computed by dividing the loss attributable to stockholders by the weighted-average number of shares outstanding for the period.  Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the Company.  Diluted loss per share is computed by dividing the loss available to stockholders by the weighted average number of shares outstanding for the period and dilutive potential shares outstanding unless consideration of such dilutive potential shares would result in anti-dilution. There were no dilutive common stock equivalents for the periods ended December 31, 2018 and 2017.

h) Income Taxes

The Company follows the provisions of ASC 740-10, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

The tax years 2017, 2016 and 2015 for the Company remain open for IRS audit. The Company has received no notice of audit or any notifications from the IRS for any of the open tax years.

i) Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less when acquired, to be cash equivalents. We had no financial instruments that qualified as cash equivalents.

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES, continued

j) Financial Instruments and Fair Value Measurements

ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

ASC 825 also requires disclosures of the fair value of financial instruments. The carrying value of the Company’s current financial instruments, which include cash and cash equivalents, accounts payable and accrued liabilities approximates their fair values because of the short-term maturities of these instruments.

FASB ASC 820 “Fair Value Measurement” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is the Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis at December 31, 2018 and 2017, using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):

	2018	2017
Level 3 - Embedded Derivative Liability	$196,009	$251,438

Changes in Level 3 assets measured at fair value for the year ended December 31, 2018 were as follows:

Balance, December 31, 2017	$251,438
Portion of initial valuation recorded as debt discount	567,645
Reduction upon conversion, assignment or settlement	(310,491)
Change in fair value of derivative	(312,583)
Balance, December 31, 2018	$196,009

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES, continued

k) Derivatives

The Company evaluates its convertible debt, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for. The result of this accounting treatment is that under certain circumstances the fair value of the derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income or expense. Upon conversion, payment or exercise of a convertible note containing an embedded derivative instrument, the instrument is marked to fair value at the conversion date and the debt and derivative are removed from the balance sheet, The shares issued upon conversion of the note are recorded at their fair value and a gain or loss on extinguishment is recognized, as applicable.

Equity instruments that are initially classified as equity that become subject to reclassification under this accounting standard are reclassified to liability at the fair value of the instrument on the reclassification date.

l) Impairment of Long-Lived Assets

A long-lived asset is tested for impairment whenever events or changes in circumstances indicate that its carrying value amount may not be recoverable. An impairment loss is recognized when the carrying amount of the asset exceeds the sum of the undiscounted cash flows resulting from its use and eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the long-lived assets exceeds its fair value. There were no impairment losses recorded in 2018 and 2017.

m) Related Party Transactions

All transactions with related parties are in the normal course of operations and are measured at the exchange amount

n) Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases” which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The ASU is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2016-02 is expected to result in the recognition of right to use assets and associated obligations on its consolidated balance sheet.

o) Revenue Recognition

In May 2014, the Financial Accounting Standards Board, (“FASB”), issued Accounting Standards Codification, (“ASC”), 606, “Revenue from Contracts with Customer” effective for public business entities with annual reporting periods beginning after December 15, 2017. This new revenue recognition standard (new guidance) has a five step process: a) Determine whether a contract exists; b) Identify the performance obligations; c) Determine the transaction price; d) Allocate the transaction price; e) Recognize revenue when (or as) performance obligations are satisfied. The impact of the Company’s initial application of ASC 606 did not have a material impact on its consolidated financial statements and disclosures.

The Company’s consolidated financial statements are prepared under the accrual method of accounting. Revenues are recognized when pervasive evidence of an arrangement exists, services have been rendered (product delivered), the sales price is fixed or determinable, and collectability is reasonably assured. This occurs only when the product(s) is ordered and subsequently delivered.

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(2) BASIS OF PRESENTATION AND USE OF ESTIMATES, continued

p) Inventories

Inventories consist of food, beverages, and supplies valued at the lower of cost (first-in, first-out method) or market.

q) Intangible Assets

Intangible assets are being amortized using straight line method over the remaining life of the location lease term, generally five, seven or ten years.

(3) LIQUIDITY AND GOING CONCERN CONSIDERATIONS

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We sustained a net loss of approximately $1.8 million for the year ended December 31, 2018 and have an accumulated deficit of approximately $3.7 million and a negative working capital of approximately $2.7 million at December 31, 2018, inclusive of indebtedness. These conditions raise substantial doubt about our ability to continue as a going concern.

Failure to successfully continue to grow restaurant operation revenues could harm our profitability and materially adversely affect our financial condition and results of operations. We face all of the risks inherent in a new business, including the need for significant additional capital, management’s potential underestimation of initial and ongoing costs, and potential delays and other problems in connection with establishing and opening restaurant operations.

We are continuing our plan to further grow and expand restaurant operations and seek sources of capital to pay our contractual obligations as they come due. Management believes that its current operating strategy will provide the opportunity for us to continue as a going concern as long as we are able to obtain additional financing; however, there is no assurance this will occur. The accompanying consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

The independent auditors’ report on our consolidated financial statements for the years ended December 31, 2018 contained an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern.

(4) FIXED ASSETS

Fixed assets consisted of the following:

December 31,	2018	2017
Beginning balance	$ 408,325	$ 394,524
Additions: Equipment	95,558	-
Additions: Leasehold improvements	34,959	13,801
Landlord reimbursement	(54,000)	-
Depreciation	(250,394)	(171,267)
Ending Balance	$ 234,448	$ 237,058

Depreciation expense was $79,127 and $58,995 for the years ended December 31, 2018 and 2017, respectively.

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(5) INTANGIBLE ASSETS

In March 2015, as part of the acquisition of the Writer Square downtown location, the Company purchased the rights to negotiate a lease from the landlord for $125,000 in cash. The Company is amortizing this value over the remaining term of the lease.

In March 2016, as part of the acquisition of the Capital Hill location, the Company purchased the existing liquor license for $4,300 in cash. The Company is amortizing this value of the remaining term of the lease.

In September 2018, as part of the acquisition of the CitiSet location, the Company acquired a liquor license for $5,286 in cash. The Company is amortizing this value of the remaining term of the lease.

Amortization expense was $39,490 and $7,110 for the years ended December 31, 2018 and 2017, respectively.

Amortization expense will be $13,712 each year for the next five years, or a total of $68,562.

(6) NET ACQUIRED LIABILITIES OF DISCONTINUED OPERATIONS

As a result of the reverse acquisition on October 4, 2017, we acquired approximately $0.5 million of liabilities, net of assets, of the former operations of West Coast Ventures Group Corp. (which have been discontinued). During 2017 we issued 3,000,000 shares of our common stock to extinguish $30,000 of indebtedness. We are evaluating the means to relieve the Company of these liabilities.

(7) SHORT-TERM BANK REVOLVING LINES OF CREDIT

In 2016 the Company opened three short term revolving lines of credit with its bank to be utilized as overdraft protection and to cover short-term cash shortfalls. These lines were entered into by J&F Restaurants, LLC, with the two separate lines being tied to the bank accounts of El Senor Sol - Evergreen and Illegal Burger - Evergreen, and Illegal Burger, LLC - Arvada.  In February 2017 the principal stockholder converted these lines to a personal line of credit collateralized as an equity line on his personal residence. The lines carried a variable interest rate of Wall Street Prime Index Rate plus 2.00% and matured in March 2021. In February 2017, the principal stockholder converted these lines to a personal line of credit collateralized as an equity line on his personal residence. At December 31, 2018 and 2017 the balances of each of these lines were $0.

(8) STOCKHOLDER LOAN

The principal stockholder of the Company has loaned the Company funds at various times on an undocumented loan basis with no stated interest rate. These loans were made principally to complete the conversion of the Illegal Burger - Arvada (2014), Illegal Burger - Writer Square (2015 and 2016), Illegal Burger Capital Hill (2016) and Illegal Burger CitiSet (2018) locations. This stockholder loan balance was $206,434 and $94,509 at December 31, 2018 and 2017, respectively. In February 2017 the principal stockholder converted the three short-term bank revolving line of credits to a personal line of credit collateralized as an equity line on his personal residence.

(9) NOTES PAYABLE TO THIRD PARTIES

a) Future Receivables Sale Agreements

The Company, through Nixon Restaurant Group, Inc., J&F Restaurants, LLC, Illegal Burger, LLC, Illegal Burger Writer Square, LLC and Illegal Burger Capitol Hill, LLC entered into several agreements at various times to obtain advances against future restaurant credit/debit card sales. The agreements provides for funding of various percentages of future qualified credit/debit merchant card receivables. Proceeds received from sales of future receivables during 2018 and 2017 totaled $140,000 and $166,082, respectively. At December 31, 2018 and 2017, the total payable balances inclusive of interest under the factoring agreements were $154,770 and $248,883, respectively. During the first quarter 2018, we negotiated settlement agreements with two of these lenders to pay off the balances owed at the rate of $8,000 per month over two years and $4,000 per month over one year.

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(9) NOTES PAYABLE TO THIRD PARTIES, continued

a) Future Receivables Sale Agreements, continued

In October 2018 the principal stockholder paid off one of these balances with a $35,000 settlement. The balance of the remaining settlement agreement is $3,644 at December 31, 2018.

b) One Year Note

In February 2016, the Company entered into a one year note with a third party for a loan of $88,000. This note was payable daily in the amount of $377 paid via ACH draft from the J&F Restaurants, LLC - El Senor Sol Evergreen bank account. This note carries interest at a 7% rate. This note was renewed on December 30, 2016, and the Company received $74,548 in cash, which was net of the $10,452 remaining balance. The new note is payable as a percentage of future qualified credit/debit merchant card receivables. The loan balance was $28,038 and $42,217 at December 31, 2018 and 2017, respectively.

c) Convertible Notes - Variable Conversion

In the fourth quarter 2018, the Company entered into a convertible note in exchange for $138,000 in cash. This note matures in nine months and carries a 12% interest rate. The note converts into shares of the Company’s common stock at a price of 61% of the average of the two lowest trade prices and the lowest trade price for the Common Stock during the 15 Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Based on the variable conversion terms the beneficial conversion rights embedded in these convertible notes has been recorded as a derivative liability in the amount of $189,380, with a related debt discount of $138,000, and an immediate loss of $51,380.

In the third quarter 2018, the Company entered into two convertible notes in exchange for $68,000 in cash. These notes mature in nine months and carries a 12% interest rate. These notes convert into shares of the Company’s common stock at a price of 61% of the average of the two lowest trade prices and the lowest trade price for the Common Stock during the 15 Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Based on the variable conversion terms the beneficial conversion rights embedded in these convertible notes has been recorded as a derivative liability in the amount of $151,769, with a related debt discount of $68,000, and an immediate loss of $83,763.

The Company entered into a settlement agreement with the holder of one of the convertible notes which required the Company to pay installments of $15,000 on August 31, $35,000 on October 31, $50,000 on November 30 and $100,000 on December 31, 2018. This agreement did not allow for the lender to convert any of the then remaining debt. This agreement included a penalty of $40,528 as a portion of the $200,000 total settlement of which $0 is outstanding at December 31, 2018.

In the first quarter 2018, the Company entered into three convertible notes in exchange for $280,000 in cash. These notes mature two in nine months and one in six months and carry 12% and 8% interest rates. The notes convert into shares of the Company’s common stock at a price of 61% and 60% of the average of the two lowest trade prices and the lowest trade price for the Common Stock during the 15 and 20 Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Based on the variable conversion terms the beneficial conversion rights embedded in these convertible notes has been recorded as a derivative liability in the amount of $306,000, with a related debt discount of $306,000, and an immediate loss of $0.

In 2017 the Company entered into two convertible notes in exchange for $130,000 in cash. These notes mature in nine months and one year and carry 12% and 8% interest rates. The notes convert into shares of the Company’s common stock at a price of 61% and 55% of the average of the two lowest trade prices and the lowest trade price for the Common Stock during the 15 and 20 Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Based on the variable conversion terms the beneficial conversion rights embedded in these convertible notes has been recorded as a derivative liability in the amount of $218,686, with a related debt discount of $130,000, and an immediate loss of $88,686.

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(9) NOTES PAYABLE TO THIRD PARTIES, continued

c) Convertible Notes - Variable Conversion, continued

In 2017, the Company, through a subsidiary, issued a Convertible Promissory Note in exchange for $30,000 in cash. This note matures in one year from issuance and carried a 10% interest rate. The note converts into shares of the Company’s common stock at a price of 65% of the average closing price for the Common Stock during the three (3) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Because this note was entered into in a non-trading subsidiary no derivative was recognized.

d) Convertible Notes - Fixed Conversion

During the third quarter of 2018, two related parties purchased, through assignment, three of the variable conversion price convertible notes then outstanding. These parties immediately amended the notes to replace the variable conversion rate with a fixed conversion rate of $0.0035 per share of the Company’s common stock. The maturity dates of the three notes was extended to 2020 and 2021.immediately amended the notes

During the fourth quarter of 2018, one of the parties that purchased one of the variable conversion price convertible notes assigned $50,000 of their note to a third party for $50,000 in cash. This new party immediately amended the assigned note portion to a fixed conversion rate of $0.01 per share of the Company’s common stock. The maturity date of this note was extended to December 31, 2021. The Company recognized no gain or loss associated with this modification.

In the fourth quarter 2018, the Company entered into a convertible note in exchange for $100,000 in cash. This note matures in one year and carries a 10% Original Issue Discount (OID). The note converts into shares of the Company’s common stock at a price of $0.05 per share.

e) Third Party Note Payable

In March 2015, the Company entered into an agreement with a third party lender, who extended a $3,000,000 Senior Secured Note. Under the terms of this agreement a first draw was entered into in the amount of $375,000 as a Revolving Note. The lender retained $59,713 of this draw as fees. Under the terms of this Note, the Company was required to replace their credit card/debit card merchant processing to the lender. The lender retained 100% of the credit card/debit card transactions, and forwarded four wire transfers to the Company over a six week period. The credit card/debit card transactions for this six week period amounted to $84,534. The lender remitted $42,379 of this amount to the Company. Of the $42,155 retained by the lender, $14,861 was applied as principal reduction, $7,088 was applied to interest expense and the remaining $20,206 was charged as fees. The Senior Secured Note also called for the payment of a $75,000 investment banking fee.

In May 2015, when it was determined that this repayment structure was not practical for a restaurant operation, the lender agreed to restructure the Revolving Note into a Replacement Promissory Note. This Replacement Promissory Note carries interest at a stated rate of 18% with a maturity of June 1, 2016. The lender charged the Company a $25,000 penalty to convert the Revolving Note into a Replacement Promissory Note. The Replacement Promissory Note called for interest only payments in June, July and August 2015. Starting in September the terms called for the payment of interest, principal starting at $33,649 increasing monthly to $38,474 in June 2016, as the interest on the then outstanding balance fell. In addition, the Replacement Promissory Note called for the payment of a $106,000 Redemption Premium as part of the total monthly payment of $49,651. As a direct result of delays in opening the new Writer Square location, the lender agreed to interest only payments via ACH draft every Monday.  In June 2015, the Company paid $1,080 per week, which was increased to $1,200 per week for July 1 through October 15, 2015. It was then increased to $1,500 per week from October 16, 2015 through the third week of March 2016, when it was increased to $2,000 per week. At both December 31, 2018 and 2017 the principal balance of the loan was $322,220. The Company also accrued the $25,000 conversion penalty, the $75,000 investment banking fee and the $106,000 redemption premiums as accrued interest because the Replacement Promissory Note allows for prepayment but all these fees are due upon prepayment. The creditor filed a claim demanding repayment of all amounts outstanding in the amount of $565,267 plus interest, costs and attorney fees.

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(9) NOTES PAYABLE TO THIRD PARTIES, continued

e) Third Party Note Payable, continued

Certain third parties have advanced funds to WCVC to fund its ongoing operations. These advances have been formalized into demand notes payable, which, at September 30, 2017, amount to $54,039 and carry a 5% interest rate. WCVC has a $250,000 note payable which is due in April 2018 and carries a 5% interest rate. These liabilities have been incorporated into liabilities from discontinued operations.

(10) STOCKHOLDERS’ DEFICIT

At December 31, 2018 and 2017, the Company has 250,000,000 shares of par value $0.001 common stock authorized and 33,906,532 and 30,556,544 issued and outstanding, respectively. At December 31, 2018 and 2017, the Company has 10,000,000 shares of par value $0.001 preferred stock authorized and 500,000 and 500,000 issued and outstanding, respectively.

In the first quarter 2018 the Company issued 100,000 shares of common stock in exchange for services valued at $22,600. The Company issued 340,000 shares of common stock valued at $85,000 as a debt inducement. The Company issued 1,155,829 shares of common stock valued at $216,140 to settle $16,528 of convertible debt and 50,898 shares of common stock valued at $9,518 upon the cash-less exercise of a warrant.

In the second quarter 2018 the Company issued 650,000 shares of common stock in exchange for services valued at $59,000. The Company issued 3,349,783 shares of common stock valued at $266,729 to settle $94,226 of convertible debt. The CEO of the Company and his spouse contributed 22,000,000 shares of common stock valued at $3,140,000 to the Company which cancelled the shares, pursuant to a request from OTC Markets as part of the approval to list the common stock on the OTCQB.

In the third quarter 2018 the Company issued 750,000 shares of common stock in exchange for services valued at $18,750. The Company issued 764,205 shares of common stock valued at $19,769 to settle $7,102 of convertible debt and recorded a loss of $12,767. The Company issued 5,111,000 shares of common stock in exchange for $27,220 in cash. The Company repurchased and retired 1,546,727 shares of common stock for $34,000 in cash under a settlement agreement with a convertible note holder.

In the fourth quarter 2018 the Company issued 10,000,000 shares of common stock to the Company’s principal officer to settle $100,000 of accrued payroll for him. The Company issued 4,625,000 shares of common stock valued at $289,375 to settle $16,187 of convertible debt and recorded a loss of $273,188.

During 2017 the Company through a subsidiary issued 112,000 shares in exchange for $50,000 in cash. During 2017 the Company issued 500,000 shares of Series A preferred stock and 5,418,000 shares of common stock in connection with the reverse acquisition of Nixon Restaurant Group, Inc.

The rights and privileges of the Series A preferred stock are solely as a “super voting” stock, whereby each one share of Series A holds votes amounting to the equivalent of 100,000 shares of common stock. Therefore, the 500,000 shares of Series A issued and outstanding hold aggregate votes equal to 500,000,000 common shares. The Series A shares have no dividend rights, no liquidation preferences, are not transferable and can be redeemed by the holder for $5,000 in cash from the Company for the entire 500,000 share block at the holder’s option.

(11) INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(11) INCOME TAXES, continued

The components of income tax provision (benefit) related to continuing operations are as follows at December 31:

	2018	2017
Current	$ -	$ -
Deferred	$ -	$ -
Total tax provisions	$ -	$ -

The following is a reconciliation of the effective income tax rate with the statutory income tax rate at December 31:

	2018	2017
U.S. Federal statutory income tax rate	(21)%	(34)%
State income tax, net of federal benefit	(1.6)%	(1.6)%
Other temporary differences, net	-	-
Valuation allowance	22.6%	35.6%
	0.0%	0.0%

The net deferred tax assets and liabilities included in the financial statements consist of the following amounts at

December 31:

	2018	2017
Deferred tax assets:
Net operating loss carry forwards	$ 886,073	$ 610,016
Deferred compensation	131,416	66,416
Stock based compensation	56,302	17,610
Other	10,531	7,461
Total	-	-
Deferred tax liabilities:	-	-
Less: valuation allowance	(1,084,302)	(824,576)
Net deferred tax assets	$ -	$ -

The change in valuation allowance was $259,746 and $365,970 for the years ended December 31, 2018 and 2017, respectively. We have recorded a 100% valuation allowance related to the deferred tax asset for the loss from operations. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences become deductible.

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(11) INCOME TAXES, continued

In accordance with the provisions of ASC 740: Income Taxes, we record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2018 and 2017, we have no liabilities for uncertain tax positions. We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(12) COMMITMENTS AND CONTINGENCIES

a) Real Property Leases

The Company leases six (6) restaurant spaces from unrelated parties. Rent expense paid was $462,075 and $421,392 for the years ended December 31, 2018 and 2017.

Future minimum lease payments under these real property lease agreements are as follows:

For the Year Ending December 31,	ESSE	IBE	IBA	IBWS	IBCH	IBCS	Total
2019	$ 36,000	$ 25,200	$ 74,795	$ 102,643	$ 67,477	$ 63,600	$ 369,715
2020	$ -	$ -	$ 77,038	$ 102,643	$ 69,501	$ 65,400	$ 314,582
2021	$ -	$ -	$ 25,931	$ 102,643	$ 23,394	$ 67,200	$ 219,168
2022	$ -	$ -	$ -	$ 104,354	$ -	$ 69,000	$ 173,354
2023	$ -	$ -	$ -	$ 112,908	$ -	$ 70,800	$ 183,708
Thereafter	$ -	$ -	$ -	$ 206,997	$ -	$ 354,000	$ 560,997
Total minimum lease payments	$ 36,000	$ 25,200	$ 177,764	$ 732,188	$ 160,372	$ 690,000	$ 1,821,524

ESSE: El Senor Sol - Evergreen; IBE: Illegal Burger - Evergreen; IBA: Illegal Burger - Arvada;

IBWS - Illegal Burger - Writer Square; IBCH - Illegal Burger - Capital Hill; IBCS - Illegal Burger - CitiSet

The Company’s leases for El Senor Sol - Evergreen locations expire on August 31, 2019.

b) Other

The Company is subject to asserted claims and liabilities that arise in the ordinary course of business. The Company maintains insurance policies to mitigate potential losses from these actions. In the opinion of management, the amount of the ultimate liability with respect to those actions will not materially affect the Company’s financial position or results of operations.

c) Litigation

On October 8, 2018, the creditor holding the First Amended Senior Secured Note from Illegal Burger, LLC filed suit in Broward County, Florida. The creditor is demanding $565,267 plus interest, costs and attorney fees. The Company expects to either negotiate a settlement agreement or to vigorously defend this action.

WEST COAST VENTURES GROUP CORP.

Notes to Consolidated Financial Statements

(13) CONCENTRATIONS OF CREDIT RISK

a) Cash

The Company maintains its cash in bank deposit accounts, which may, at times, may exceed federally insured limits. The Company had no cash balance in excess of FDIC insured limits at December 31, 2018 and 2017.

(14) SUBSEQUENT EVENTS

a) Convertible Notes - Variable Conversion

In the first quarter 2019 the Company entered into five convertible notes in exchange for $484,000. These notes mature in 6 months and 9 months. These notes carry an interest rate of 12% and a 10% Original issue Discount (OID). The OID will be recorded as a debt discount and amortized over the life of the loan. The notes convert into shares of the Company’s common stock at a price of 61% and 65% of the average of the two lowest trade  prices and the lowest trade price for the Common Stock during the 15 and 20 Trading Day period ending on the latest complete Trading Day prior to the Conversion Date. Based on the variable conversion terms the beneficial conversion rights embedded in these convertible notes has been recorded as a derivative liability in the amount of $473,415, with a related debt discount of $437,136, and an immediate loss of $36,259.

b) Stockholders’ Equity

During the first quarter 2019 the Company increased its authorized common shares from 250,000,000 to 650,000,000 shares with no change to the par value.

During the first quarter 2019 the Company 5,305,000 shares of common stock valued at $300,885 to settle $18,568 of convertible debt.

c) Acquisition of New Locations

In April 2019, the Company has entered into agreements to acquire a new location that is a pizza quick casual restaurant. The Company expects to re-brand it into the Company’s new concept - Illegal Pizza.

The restaurant is located in Lauderhill, Florida. The Company issued 5,000,000 shares of common stock to purchase $313,575 in existing fixed assets and received an additional $50,000 in cash.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by our Corporation in connection with the issuance and distribution of the common shares being offered by this Prospectus. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this offering except the GCI has agreed to pay the legal fees associated with the preparation of this registration statement.

Item	Amount
SEC Registration Fee	$88
Legal Fees and Expenses*	$20,000
Accounting Fees and Expenses*	$5,000
Miscellaneous*	$5,000
Total*	$30,088

Indemnification of Officers and Directors

Pursuant to Section 78.7502 of the Nevada Revised Statutes, we have the power to indemnify any person made a party to any lawsuit by reason of being a director or officer of the Registrant, or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Our Bylaws provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the common shares being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

Recent Sales of Unregistered Securities

In the first quarter 2018 the Company issued 100,000 shares of common stock in exchange for services valued at $22,600. The Company issued 340,000 shares of common stock valued at $85,000 as a debt inducement. The Company also issued 1,155,829 shares of common stock valued at $216,140 to settle $16,528 of convertible debt and 50,898 shares of common stock valued at $9,518 upon the cashless exercise of a warrant.

In the second quarter 2018 the Company issued 650,000 shares of common stock in exchange for services valued at $59,000. The Company also issued 3,349,783 shares of common stock valued at $266,729 to settle $94,226 of convertible debt.

In the third quarter 2018 the Company issued 750,000 shares of common stock in exchange for services valued at $18,750. The Company issued 764,205 shares of common stock valued at $19,769 to settle $7,102 of convertible debt and recorded a loss of $12,767. The Company issued 5,111,000 shares of common stock in exchange for $27,220 in cash.

In the fourth quarter 2018 the Company issued 10,000,000 shares to the Company’s principal officer to settle $100,000 of accrued payroll for him. The Company issued 4,625,000 shares of common stock valued at $289,375 to settle $16,187 of convertible debt and recorded a loss of $273,188.

In the first quarter 2019 the Company issued 5,305,000 shares of common stock valued at $300,885 to settle $18,568 of convertible debt.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In April and May 2018, the Company’s CEO and his spouse contributed 22,000,000 shares of the Company’s common stock valued at $3,140,000 to the Company which cancelled the shares, pursuant to a request from OTC Markets as part of the approval to list the Company’s common stock on the OTCQB.

In September 2018, the Company repurchased and retired 1,546,727 shares of common stock for $34,000 in cash under a settlement agreement with a convertible note holder.

In the fourth quarter 2018 the Company issued 10,000,000 shares to the Company’s principal officer to settle $100,000 of accrued compensation.

Exhibits and Financial Statement Schedules.

The following exhibits are included as part of this Form S-1.

Exhibit No.

Description

3.1.1

Articles of Incorporation (Incorporated herein by reference to Exhibit 3.1 on Form S-1 filed with the Securities and Exchange Commission on June 18, 2012)

3.1.2

Articles of Merger by and between the Company and its wholly owned subsidiary, West Coast Ventures Group Corp. filed with the Nevada Secretary of State on February 4, 2016. (Incorporated herein by reference to Exhibit 3.1 on Form 10-K filed with the Securities and Exchange Commission on May 12, 2017)

3.1.3

Certificate of Amendment of Articles of Incorporation, field with the Nevada Secretary of State on February 4, 2016 (Incorporated herein by reference to Exhibit 3.2 on Form 10-K filed with the Securities and Exchange Commission on May 12, 2017)

3.2

Bylaws (incorporated herein by reference to Exhibit 3.2 on Form S-1 filed with the Securities and Exchange Commission on June 18, 2012)

5.1

Opinion of Counsel

10.1

Standby Equity Commitment Agreement between the Company and GC Investments I, LLC dated as of April 25, 2019

23.1

Consent of Daszkal Bolton LLP

Undertakings

The undersigned registrant hereby undertakes

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

	i.	To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

	i.	Any Preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
	ii.	Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.

The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

	iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
5.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: Each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on May 30, 2019.

West Coast Ventures Group Corp.

/s/ James M. Nixon
By: James M. Nixon
Its: CEO

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Name	Title	Date

/s/ James M. Nixon	President, CEO, CFO, Secretary and Director	May 30, 2019